Exhibit 99.1
CURALEAF HOLDINGS, INC.
ANNUAL INFORMATION FORM
Year ended December 31, 2024
March 3, 2025

EXPLANATORY NOTES
Introductory Information
Unless otherwise noted or the context otherwise requires, all information provided in this Annual Information Form (the “Annual Information Form”) is given as at December 31, 2024, and references to the “Company”, “Curaleaf”, “Group”, “we”, “us” or “our” refer to Curaleaf Holdings, Inc., its wholly-owned subsidiaries and majority-owned subsidiaries as well as legal entities in which it, directly or indirectly, holds a controlling financial interest. This Annual Information Form should be read in conjunction with the information contained in the Company’s audited financial statements and related notes for the year ended December 31, 2024 and 2023 (the “Consolidated Financial Statements”) along with the Company’s management discussion and analysis of financial condition and results of operations for the years ended December 31, 2024 and 2023 (the “Annual MD&A”).
Certain capitalized terms and phrases used in this Annual Information Form are defined in the “Glossary of Terms” beginning on page 69.
Forward-Looking Statements
This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States (the “U.S.”) securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Information Form, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the TSX; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the FDA; the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risk related to environmental regulation and unknown environmental risks; general business risks, including the risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our

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shareholders to resell their SVS on the TSX; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity, information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with companies in which it holds a controlling interest and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities, including the status of the Company as a holding company; no dividend record; risks related to the Company’s indebtedness; concentrated voting control; risks relating to sales of a substantial amount of the Company’s SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company, the potentially limited market for the SVS for holders of the Company’s securities who live in the U.S., shareholders having little to no rights to participate in the Company’s business affairs, enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” herein and as described from time to time in documents filed by the Company with Canadian and U.S. securities regulatory authorities.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical-use, adult use and hemp-based CBD markets, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Presentation of Financial Information
The Consolidated Financial Statements copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, are prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board. The financial year end of all entities within Curaleaf’s corporate structure is December 31. Financial information presented in this Annual Information Form is presented in U.S. dollars, unless otherwise indicated.

U.S. GAAP differs in some respects from the International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS. Although the Company has sought to align its accounting treatment and disclosures to align with those required under IFRS and U.S. GAAP so as to minimize the differences, the Consolidated Financial Statements do not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

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Exchange Rate Data
The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods; each based on the rate of exchange published by the Bank of Canada to convert U.S. dollars into Canadian dollars.

Year Ended December 31,
	2024	2023	2022
Highest rate during the period	C$1.4416	C$1.3875	C$1.3856
Lowest rate during the period	C$1.3316	C$1.3128	C$1.2451
Average rate for the period	C$1.3698	C$1.3497	C$1.3013
Rate at the end of the period	C$1.4389	C$1.3226	C$1.3544

CORPORATE STRUCTURE
Incorporation and Office
The Company is incorporated under the laws of the Province of British Columbia, pursuant to the British Columbia Business Corporations Act and is a vertically integrated multi-State cannabis operator in the U.S.
On October 25, 2018, the Company and Curaleaf, Inc. (formerly PalliaTech, Inc.) completed the combination of their respective businesses (the “Business Combination”) that resulted in the reverse take-over of the Company by the securityholders of Curaleaf, Inc. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. merger and reorganization steps. As part of the Business Combination, Curaleaf MergerCo Inc., a wholly-owned subsidiary of the Company, merged with and into Curaleaf, Inc., with Curaleaf, Inc. continuing as the surviving corporation and becoming a wholly owned subsidiary of the Company.
In connection with the Business Combination, Gociter Holdings Ltd., a corporation of which Mr. Boris Jordan, the CEO and Chairman of the Company, is the beneficial owner, made a contribution of 3,734,965 shares of common stock of Curaleaf, Inc. and cash to the Company in exchange for 122,170,705 MVS, representing 100% of the issued and outstanding MVS as of closing of the Business Combination.
The Company’s principal business address is 290 Harbor Drive, Stamford, Connecticut, United States of America, 06902. The Company’s registered and records office address is 666 Burrard Street, Suite 1700 Vancouver, British Columbia, Canada, V6C 2X8.
TSX Listing and U.S. Reorganization
Since December 14, 2023, the Company’s SVS are listed and posted for trading on the TSX under the ticker symbol “CURA”. The Company’s SVS are also quoted on the OTCQX under the symbol “CURLF”.
In order to satisfy one of the conditions precedent to the listing of the SVS on the TSX ( the “TSX Listing”), the Company proceeded with the necessary internal reorganization of its U.S. operations (the “Reorganization”) effective as of December 8, 2023. Among other things, Curaleaf, Inc, then a wholly-owned subsidiary of the Company, entered into a subscription agreement (the “Subscription Agreement”) with a third party investor unaffiliated with the Company, Curaleaf, Inc. or the control person of the Company (the “Investor”) pursuant to which Curaleaf, Inc. issued the Investor one share of Class A voting and non-participating common stock (the “Class A Voting Stock”) in consideration for 254,315 of the SVS then-owned by the Investor which had an aggregate market value of $1.1 million (the “Investment”).
Prior to the Investment, the Company held common stock of Curaleaf, Inc., representing 100% of the issued and outstanding shares of Curaleaf, Inc (the “Common Stock”). As such, the Company held or exercised control over all or substantially all of its U.S. cannabis assets through Curaleaf, Inc. and its subsidiaries. Concurrently with the closing of the Investment, and in accordance with the seventh amended and restated certificate of incorporation of Curaleaf, Inc. filed concurrently with the execution of the Subscription Agreement, the Common Stock was automatically exchanged for 999 shares of Class B non-voting and participating common stock (the “Class B Non-Voting Stock”). Following the closing of the Investment, the Investor now holds all of the issued and outstanding Class A Voting Stock and voting rights of

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Curaleaf, Inc. The Company now holds all of the issued and outstanding Class B Non-Voting Stock, which represent 99.9% of the economic ownership of Curaleaf, Inc., on an as-converted basis. As a result of the Reorganization, considering the Class B Non-Voting Stock does not provide for voting rights, the Company no longer has legal control over Curaleaf, Inc. and only retains an economic interest in the Company's U.S. cannabis operations. The Company continues to have legal and economic control over Curaleaf International Holdings Limited (“Curaleaf International”) and its subsidiaries, through which the Company operates its international operations.

The Class B Non-Voting Stock is exchangeable by the Company into shares of Class C voting and participating common stock (the “Class C Voting Stock”) of Curaleaf, Inc. at any time. In connection with the TSX Listing, the Company executed an undertaking to the TSX prohibiting it from exchanging the Class B Non-Voting Stock into Class C Voting Stock, for so long as the SVS are listed on the TSX or such exchange is permitted in accordance with the rules and policies of the TSX. As a result of the limited rights associated with the Class B Non-Voting Stock, concurrently with the closing of the Investment, (A) Curaleaf Holdings, Inc. and the Investor, as shareholders of Curaleaf, Inc., entered into a shareholders’ agreement (the “Shareholders Agreement”) to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Voting Stock and the Class B Non-Voting Stock, and (B) Curaleaf Holdings, Inc. and Curaleaf, Inc. entered into, a protection agreement (the “Protection Agreement”) providing for certain negative covenants in order to preserve the value of the Class B Non-Voting Stock held by the Company until such time as the Class B Non-Voting Stock is converted into Class C Voting Stock by the Company, including, among others, prohibitions on Curaleaf, Inc.’s organizational documents amendments, changes to the authorized share capital of Curaleaf, Inc., changes to the Curaleaf, Inc.’s board of directors, material changes to the business conducted by Curaleaf, Inc. and the making of loans or capital expenditures above certain specified thresholds, the whole except with the prior written consent of Curaleaf or as required by applicable laws. Under the Shareholders’ Agreement, Curaleaf, Inc. holds a call right to repurchase all of the Class A Voting Stock issuable to the Investor at any time, and the Investor has the right to appoint a director to the Curaleaf, Inc.’s board of directors and a put right exercisable following the occurrence of certain stated events or after the five (5) year anniversary of the Shareholders’ Agreement, subject to certain parameters to ensure the maintenance of the TSX Listing. The Shareholders Agreement and Protection Agreement are more fully described below.
Concurrently with the Investment, the Company implemented certain amendments to the Company’s articles (the “Articles Amendments”) in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder’s option into SVS (the “Exchangeable Shares”) and authorize the issuance of an unlimited number of Exchangeable Shares and (ii) restate the rights of the SVS to provide for a conversion feature whereby each SVS may at any time, at the holder’s option, be converted into one (1) Exchangeable Share. The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Articles Amendments aim to provide Company’s shareholders with the option to convert their SVS into Exchangeable Shares, if such shareholders prefer to hold non-voting and non-participating shares as a result of the uncertainty and complexity of cannabis regulations in the U.S.

Following completion of the TSX Listing, the Company is now subject to the TSX Requirements (as defined herein) and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S. that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf, Inc. and the Company is subject to certain restrictions on the transfer of cash or cash equivalents, whereby, amongst other things, (i) Curaleaf Holdings, Inc. is prohibited from flowing any cash to Curaleaf, Inc. and any of its operations engages in ongoing business activities that violate U.S. federal law regarding cannabis, and (ii) Curaleaf, Inc. (including its subsidiaries and legal entities in which it has a controlling financial interest) are prohibited from flowing any cash to the Company, whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors – General Regulatory and Legal Risks – Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the U.S.”.
Although the Company believes it is in compliance with the TSX Requirements, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX, and could even lead to a delisting of the SVS from the TSX, which could have a material adverse effect on the trading price and liquidity of the SVS and could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Reorganization, and the entering into of the Shareholders’ Agreement and the Protection Agreement, were aimed at alleviating such concerns and ensuring compliance by the Company with the TSX Requirements following completion of the TSX Listing. Copies of the Subscription Agreement, the Shareholders Agreement and the

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Protection Agreement have all been filed under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar).
Shareholders’ Agreement

The following summarizes the terms of the Shareholders’ Agreement, which summary is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, a copy of which has been filed under Curaleaf's profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar).
Director Nominee Rights
Under the Shareholders’ Agreement, the Investor is entitled to nominate one (1) out of four (4) directors on the board of directors of Curaleaf, Inc. (“Curaleaf, Inc. Board”); provided that such director is acceptable to the Company and nominated in accordance with the terms of the Shareholders’ Agreement. The Company is entitled to nominate two (2) out of four (4) directors on the Curaleaf, Inc. Board and a fourth director is nominated unanimously by the Company and the Investor, the whole subject to the terms of the Shareholders’ Agreement.
Additionally, the Company has the right to nominate any and all of the members of the Company’s board of directors who are not otherwise directors of Curaleaf, Inc. as non-voting observers to the Curaleaf, Inc. Board.
Restrictions on Transfers and Encumbrances of Shares
During the term of the Shareholders’ Agreement, the Investor shall not, directly or indirectly, voluntarily or involuntarily, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any of its Class A Voting Shares or any interest (including beneficial interest) in any Class A Voting Shares without the Company’s prior written consent, which consent may be withheld or conditioned in its sole and absolute discretion.
Limitation on Distributions
During the term of the Shareholders’ Agreement, Curaleaf, Inc. shall not make any distribution to its shareholders, whether in cash, property or securities of the Company and whether by dividend, liquidating distribution or otherwise, if such distribution would violate the Protection Agreement, the organizational documents of Curaleaf, Inc. or applicable law.
Conversion
At any time and from time to time, subject to the Company’s undertaking with the TSX, the Company has the right by written election to Curaleaf, Inc. to convert all or any portion of its Class B Non-Voting Stock (including any fraction of a share) into Class C Voting Stock, on a one-for-one basis (a “Conversion”), along with the aggregate accrued or accumulated and unpaid dividends thereon, without the payment of additional consideration. The Conversion shall result in the deemed exercise of the call right and put rights described below.
Call Right
During the term of the Shareholders’ Agreement, at any time by delivering a call right exercise notice to the Investor and the Company, Curaleaf, Inc. has the right (but not the obligation) to acquire and redeem from the Investor and to require the Investor to sell, assign and transfer to Curaleaf, Inc. all (but not less than all) of the shares of Curaleaf, Inc. held by the Investor, in consideration for the issuance by the Company of a certain number of SVS (the “Roll-Up Shares”), as determined in accordance with and subject to the Shareholders’ Agreement and, in all respects, in compliance with applicable laws and the rules of the TSX or any other stock exchange on which the SVS are then listed for trading.
For purposes of the Shareholders’ Agreement, subject to compliance with the rules of the TSX, the number of Roll-Up Shares issuable to the Investor pursuant to the call right or the put right, as applicable, shall be determined based on the following: the amount of the Investment, plus an amount equal to 10% per annum on the Investment for the period between the date of the Shareholders’ Agreement and the date of issuance of the Roll-Up Shares, the whole divided by weighted average trading price of the SVS on the TSX for the five days prior to the issuance of the Roll-Up Shares. Notwithstanding the foregoing, in no circumstances shall the exercise of the call right or the put right under the Shareholders’ Agreement result in the Investor receiving SVS in excess of 19.99% of the SVS outstanding, immediately after giving effect to the issuance of the SVS issuable thereunder.

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Put Right
Subject to the terms and conditions of the Shareholders’ Agreement, upon delivering a put right exercise notice to Curaleaf, Inc. and the Company, from the earliest of: (i) the effective date of a Conversion by the Company; (ii) the announcement by the Company of (x) any change in control of Curaleaf, (y) any transaction that would result in the Investor no longer owning all of the Voting Stock in Curaleaf, Inc., or (z) the securities of the Company becoming subject to a take-over bid or equivalent; (iii) any insolvency, bankruptcy or similar event involving the Company or Curaleaf, Inc. that has not been vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; (iv) the issuance of any financial statements by the Company containing a going concern qualification for two (2) consecutive quarters; (v) the date that the Company becomes listed on any nationally recognized stock exchange in the U.S., which listing is not contingent on maintaining the corporate structure of Curaleaf, Inc.; or (vi) the five (5)-year anniversary of the Shareholders’ Agreement, the Investor shall have the right (but not the obligation) to require Curaleaf, Inc. to purchase and redeem from the Investor all (but not less than all) of its shares in Curaleaf, Inc. in consideration for the issuance of Roll-Up Shares by the Company, as determined in accordance with and subject to the Shareholders’ Agreement and, in all respects, in compliance with the applicable laws and the rules of the TSX or any other stock exchange on which the SVS are then listed for trading (a “Put Transaction”).
Compliance Put Right
Without limiting and in addition to any right of the Investor to effect a Put Transaction, upon delivering a compliance put right exercise notice to Curaleaf, Inc. and the Company, in the event the Investor receives a bona fide written order, writ, injunction, directive, judgment or decree of a governmental authority applicable to the Investor (collectively, an “Order”), and such Order prohibits the Investor from holding shares in Curaleaf, Inc. or would otherwise cause the Investor to be in violation of applicable Laws as a result of the Investor holding shares in Curaleaf, Inc., (i) the Investor shall promptly provide the Company with a copy of such Order, and (ii) the Investor shall have the right to require the Company to purchase and redeem from the Investor all (but not less than all) of its shares in Curaleaf, Inc. in consideration for the issuance by Curaleaf Holdings to the Investor of the Roll-Up Shares (a “Compliance Put Transaction”). Solely in the event that the Investor receives an Order that prohibits the Investor from receiving or holding the Roll-Up Shares or would otherwise cause the Investor to be in violation of applicable Law as a result of the Investor holding the Roll-Up Shares, Curaleaf, Inc. shall have the right to pay such value in cash or by issuing the Investor a promissory note, with all principal due at the maturity date of three (3) years from the issuance thereof, with simple interest equal to the prime interest rate then in effect, as reported by the Wall Street Journal, plus five percent (5%).
Upon receipt of a compliance put right exercise notice, the Company and Curaleaf, Inc. shall have the right to delay the closing of the Compliance Put Transaction in order to identify and obtain regulatory approval of a replacement investor, subject to and in compliance with applicable Law. In such event, Curaleaf, Inc. shall use commercially reasonable efforts to identify a replacement investor (the “Replacement Investor”) candidate and to file an application or applications with the applicable governmental authorities (as determined by Curaleaf, Inc.) for regulatory approval of such Replacement Investor candidate within sixty (60) days of the Curaleaf, Inc.’s receipt of the compliance put right exercise notice.
Notwithstanding anything to the contrary in the Shareholders’ Agreement, in the event that the completion of a Put Transaction or a Compliance Put Transaction would jeopardize the listing of the SVS on the TSX or another nationally recognize exchange in the U.S., Curaleaf, Inc. shall be entitled, in its sole and absolute discretion, to further delay the closing date of such Put Transaction or Compliance Put Transaction until such time as it receives (a) a confirmation by the TSX or such other nationally recognized exchange in the U.S. to the effect that the listing of the SVS on the TSX or such other nationally recognized exchange in the U.S. would not be affected by such Put Transaction or Compliance Put Transaction, and (b) a confirmation by the auditors of Curaleaf, Inc. that it would not affect the consolidation of Curaleaf, Inc. by the Company as a variable interest entity for the purposes of the Company’s consolidated financial statements.
Protection Agreement

The following summarizes the terms of the Protection Agreement, which summary is qualified in its entirety by reference to the full text of the Protection Agreement, a copy of which has been filed under Curaleaf’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar).
The Protection Agreement requires Curaleaf, Inc. to maintain and preserve its business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other persons with which Curaleaf, Inc. has material business relations (provided that the foregoing shall not limit Curaleaf, Inc.’s and its subsidiaries’ rights to modify or terminate business relationships, terminate employees, transfer properties, assets and rights and to take similar actions, in each case in the ordinary course of business).

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The Protection Agreement further provides the Company with the ability to restrict the operations of Curaleaf, Inc. and its subsidiaries. Among other things, except: (i) with the prior consent of the Company, (ii) as expressly required or permitted by the Protection Agreement, the Shareholders’ Agreement or the organizational documents of Curaleaf, Inc. or applicable subsidiaries, (iii) as required by applicable laws or (iv) as required for Curaleaf, Inc. or any of its subsidiaries to obtain or maintain any U.S. state and/or local cannabis license, Curaleaf, Inc. shall not, and, as applicable, shall not permit any of its subsidiaries to, directly or indirectly (subject to the limitations and exceptions provided in the Protection Agreement), among other things:
a.amend Curaleaf, Inc.’s or its subsidiaries’ constating or similar organizational documents;
b.change the size of the Curaleaf, Inc. Board from four (4) members;
c.make any material change in the nature of the business of Curaleaf, Inc. or any of its subsidiaries;
d.declare, set aside or pay any dividend or other distribution of any kind or nature;
e.redeem, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of Curaleaf, Inc. or its subsidiaries;
f.issue additional securities to any person other than the Company;
g.appoint, change or remove the auditors of the Company, Curaleaf, Inc. and its subsidiaries;
h.reorganize, amalgamate or merge Curaleaf, Inc. or any subsidiary with a third-party;
i.undertake any voluntary dissolution, liquidation or winding-up or any other distribution of assets for the purpose of winding-up its affairs;
j.incur or commit to incur, or enter into a contract which provides for, capital expenditures in excess of a specified threshold during any fiscal year, individually or in the aggregate;
k.make any loan or advance to any person other than to any of its wholly-owned subsidiaries;
l.assume or guarantee in any way the payment or performance (or payment of damages in the event of non-performance) of any indebtedness or other liability or obligation of any other person other than obligations of wholly-owned subsidiaries;
m.sell, transfer, lease, exchange or otherwise dispose of any material equipment, business or asset of Curaleaf, Inc. or any subsidiary, other than in the ordinary course of business;
n.grant or permit the existence of any lien on the assets of Curaleaf, Inc. or any of its subsidiaries, subject to certain exceptions;
o.enter into any agreement for the acquisition of, or investment in, a business (whether by purchase of shares or assets, or otherwise) if the purchase price or subscription price, as applicable, in connection with such agreement would exceed a specified threshold;
p.enter into any related party transaction, unless such transaction is on arm’s length basis with fair market value terms;
q.take any action, refrain from taking any action or permit any action to be taken or not taken, which could reasonably be expected to prevent, materially delay or otherwise impede the ability to convert the Class B Non-Voting Stock into Class C Voting Stock;
r.abandon or fail to diligently pursue any renewal application for any authorizations necessary to conduct the business of Curaleaf, Inc. or any of its subsidiaries as now conducted;
s.commence any action, suit or proceeding, including a defense to a claim or counterclaim, or compromise or settle any action, suit or proceeding, where the amount in dispute is over a specified threshold and
t.authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.
In addition, the Protection Agreement requires Curaleaf, Inc. to, among other things: (a) preserve and maintain the existence of the Company and its subsidiaries; (b) take all actions reasonably necessary or desirable to maintain Curaleaf, Inc.’s and its subsidiaries’ good standing and qualification to conduct business in its jurisdiction of formation and in any other jurisdiction in which it is required to be so qualified; (c) prepare and file when due all tax returns required to be filed by Curaleaf, Inc. and its subsidiaries, and pay or cause to be paid all taxes due on such tax returns; (d) take all reasonable steps and actions that are within its power and control to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in order to (i) conduct its and its subsidiaries’ business as now conducted or as proposed to be conducted in all material respects, (ii) maintain its and its subsidiaries’ material contracts in full force and effect, without limiting the right or ability of Curaleaf, Inc. or any subsidiary to amend or terminate any contract when such amendment or termination is in Curaleaf, Inc. or such subsidiary’s, as the case may be, best interest and (iii) permit the conversion of the Class B Non-Voting Shares into Class C

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Voting Shares in accordance with the terms of the Protection Agreement; and (e) maintain, or cause to be maintained, public liability and casualty insurance, all in such form, coverages and amounts as are reasonably consistent with industry practices.
The Protection Agreement also includes various information rights that require Curaleaf, Inc. to notify the Company of certain specified developments and provide ongoing monthly and annual financial information. Curaleaf, Inc. is also required to prepare and operate in accordance with an approved annual budget prepared in accordance with U.S. GAAP and other requirements as set forth in the Protection Agreement.
Following the closing of the Investment, the Company does not have the ability to unilaterally make decisions with respect to the business, operations or activities of Curaleaf, Inc. as the Company only has the right to appoint two (2) directors of the Curaleaf, Inc. board of directors, and the Protection Agreement provides mostly for negative covenants and limited positive obligations.
For a description of the risk factors relating to the TSX Listing, see “Risk Factors—Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the U.S; —Potential Heightened Security by Regulatory Authorities Following the TSX Listing”.
Intercorporate Relationships
The table below lists the wholly-owned and majority-owned subsidiaries of the Company as well as entities over which the Company held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
Curaleaf, Inc.*	DE	—	—
Northern Green Canada Inc.	Canada	100%	— (2)
Bloom Fungibles, LLC	AZ	100%	100%
Focused Employer, Inc.	DE	100%	100%

(1) Based on % of voting interests held by the Company.
(2) The Company acquired Northern Green Canada Inc. (“NGC”) in 2024. See Note 4 — Acquisitions of the Company’s Consolidated Financial Statements for further details.
* Consolidated by the Company as a variable interest entity. See Note 3 - Significant accounting policies and Note 29 - Variable interest entities of the Company’s Consolidated Financial Statements for further details.

The following table presents the wholly-owned subsidiaries of Curaleaf International as well as the entities in which Curaleaf International, directly or indirectly, held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Limited	UK	100%	100%
Four20 Pharma GmbH(2)	Germany	55%	55%

(1) Based on % of voting interests held by the Company.
(2) The remaining 45% non-controlling interest is held by the sellers of Four20 Pharma GmbH. See ‘Non-controlling interests’ within Note 2 - Basis of presentation and consolidation and Note 17 — Redeemable non-controlling interest of the Company’s Consolidated Financial Statements for further details.

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The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities over which Curaleaf, Inc. had a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
CLF AZ, Inc.	DE	100%	100%
CLF NY, Inc.	DE	100%	100%
Curaleaf CA, Inc.	DE	100%	100%
Curaleaf KY, Inc.	DE	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	DE	100%	100%
Curaleaf PA, LLC	DE	100%	100%
Focused Investment Partners, LLC	DE	100%	100%
CLF Maine, Inc.	DE	100%	100%
PalliaTech CT, Inc.	DE	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	DE	100%	100%
PalliaTech Florida, Inc.	DE	100%	100%
PT Nevada, Inc.	DE	100%	100%
CLF Sapphire Holdings, Inc.	DE	100%	100%
Curaleaf NJ II, Inc.	DE	100%	100%
GR Companies, Inc.	DE	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	DE	100%	100%
Curaleaf Processing, Inc	DE	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	DE	100%	100
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	DE	100%	100%
Curaleaf Hemp, Inc.	DE	100%	—
Windy City Holding Company, LLC*	IL	—	—
Broad Horizon Holdings, LLC*	MA	—	—

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.
* Consolidated by Curaleaf, Inc. as a variable interest entity. See Note 3 — Significant accounting policies and Note 29 — Variable interest entities of the Company’s Consolidated Financial Statements for further details.

BUSINESS OF THE COMPANY
About Curaleaf
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find,

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JAMS, Grassroots, Select and its line of Zero Proof seltzers, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S., and its principal business address is in Stamford, Connecticut. As of December 31, 2024, in the U.S., the Company had consolidated operations in 17 states and operated 151 dispensaries, 19 cultivation sites and 20 processing sites, through which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Missouri, Nevada, New York, New Jersey, North Dakota, Ohio, Pennsylvania and Utah. Internationally, the Company has a cannabis business with licensed cultivation in Portugal and Canada, pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult use customers through brand strategies intended to build trust and loyalty.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.
Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
As of December 31, 2024, the Company has two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
Domestic operations
As of December 31, 2024, Curaleaf, Inc. derives the majority of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2024, over 92% of the Company’s operations are in the U.S. Through Curaleaf, Inc. and its subsidiaries and other financially controlled entities, the Company is involved in both the adult use and medical cannabis industry in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah; and has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. See the “Regulatory Environment: Issuers with U.S. Cannabis-Related Activities” section of this Annual Information Form for further details of the operations of Curaleaf, Inc.
All of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, otherwise referred to as adult use cannabis, is cannabis sold legally in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program, which was introduced in 2013, currently only allows for wholesale sales of hemp-derived products, including cannabinoids such as CBD and cannabigerol.

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The following table summarizes the domestic operations of Curaleaf, Inc. as of December 31, 2024:
Curaleaf Domestic Operations Overview

Continuing operations
State(9)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Square	Permitted products
	legalization*	legalization*		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	3	178,750	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	66	2	2	386,110	X(1)	X	X	X	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	—	X(3)
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(1)	X	X	X	X
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MO	2018	2022	—	1	—	—	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(5)	X
NJ	2010	2020	3	1	2	88,700	X(1)	X	X	X	X
NV	2013	2016	6	2	1	33,866	—	—	X	—	—
NY	2014	2021	6	1	1	110,496	X(1)	X	X	X(5)	X(3)
OH	2016	2023	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X(8)	X	X	X
UT	2018	—	4	2	1	67,500	X(2)	—	X	—	—
KY	—	—	—	1(6)	—	—	—	X(7)	—	—	—
			151	20	19	1,332,832

*	Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical only
(5)	Permitted, but the Company's dispensaries are not yet participating in home delivery.
(6)	In 2024, the Company repurposed its existing leased facility in Lexington, Kentucky, to support its entrance into the hemp market.
(7)	In Kentucky, edibles include hemp-derived edibles and beverages.
(8)	Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
Note the Company has a brand licensing agreement in the state of Oregon that is not included in this chart.
International Operations
On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20, a leading German distributor and manufacturer of medical cannabis. See “Three Year History – 2022 – Acquisitions – Four20 Pharma GmbH” for more information regarding the Four20 transaction.
On July 5, 2023, Curaleaf Portugal, LDA, a subsidiary of Curaleaf International, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”). Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis

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producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the U.K. and Germany. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of this Annual Information Form.
Principal Products and Services
The Company and affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal R&D capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, processes, markets and/or dispenses a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pots, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, edibles and beverages.
In most of the U.S. markets in which the Company operates, its licensed entities are vertically integrated, meaning the Company manages the entire cannabis product lifecycle, from seed to sale: cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered patients and/or adult consumers in jurisdictions where adult use is legalized. The Company’s products are sold under its brands, including Curaleaf, Find, JAMS, Grassroots, Select and its line of Zero Proof seltzers. The Company remains focused on developing a trusted global brand.
The Company believes that it has developed the in-house resources to ensure its licensed entities maintain best practices in cannabis cultivation, processing and dispensing, and the Company is dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its licensed entities maintain low overall production costs and adaptability in product mix to ensure timely response to the rapidly evolving cannabis markets. The Company intends to use its footprint to leverage know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 179 unique cultivars in the production phase that have been tested and characterized for yield, cannabinoid content along with certain other properties. The Company cultivates cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation. The Company’s international cultivation facilities have 23 unique cultivars in the production phase or final stages of research & development.
•Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s processing facilities produce a wide spectrum of solid, liquid and inhaled products. By combining expert cultivation, manufacturing and analytical laboratory operations, the Company has developed a completely in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on (i) optimizing cannabis cultivation and manufacturing techniques, (ii) developing new manufactured cannabis products and (iii) understanding the potential

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medical benefits of cannabis. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows the Company’s cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as strain variety and plant spacing. The Company’s cultivators institute pest management techniques and document successes and failures, sharing this knowledge across its cultivation operations. The Company also researches new methods of cannabis extraction for the development of new manufactured products.
The Company’s acquisition of Dark Heart Nursery (“Dark Heart”), in the first quarter of 2024, was a pivotal step towards improving the Company’s genetics and cultivation operations, including by (i) refinement of its cultivation practices, (ii) optimization of yield efficiency and (iii) exploration of new avenues for product innovation.
Internationally, the Company continues to develop its clinical research program. In 2021, the Company established the first bench-to-bedside medicinal cannabis research and drug development pipeline, with basic science and clinical research collaborations across leading universities, including Imperial College London and The Institute for Cancer Research. As of December 31, 2024, the Company has published 59 peer-reviewed research papers and 73 research conference presentations. In vitro experiments have been conducted via this bench-to-bedside medical research program, which resulted in the discovery of the mechanism of action of cannabinoids and terpenes in blocking pain signals and which have yielded the optimum ratios of cannabinoids and terpenes in pain treatment. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.
The portfolio of preclinical research is supplemented by additional research collaborations to examine the effects of cannabinoids and other active cannabis-derived pharmaceutical ingredients on cancer, migraine and neuroprotection. In May 2024, in collaboration with researchers from Imperial College London, the Company published a peer-reviewed study, which examined the impact of cannabidiol on pancreatic cancer utilizing in vitro cell lines models. The Company also published a peer-reviewed study, in the Journal of Cannabis Research, that utilized a mouse model to study the impact of cannabidiol on pancreatic cancer, which in turn helped establish a novel mechanism by which cannabidiol causes pancreatic cell death in preclinical models.

In addition, the Company established the U.K. Medical Cannabis Registry (the “U.K. Registry”), the largest European real-world patient registry designed to collate outcomes on medical cannabis prescribing. The U.K. Registry has published five analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of chronic conditions in patients within the U.K., the most recent of which occurred in October 2024. These analyses revealed positive findings in patients’ use of prescribed oils, dried flower and a combination of the Company’s products to treat generalized anxiety disorder, chronic pain, fibromyalgia, headache disorders and attention-deficit/hyperactivity disorder (“ADHD”). The results of the four analyses have been presented at international scientific conferences and published in peer reviewed journals. In addition, the Company has published 17 further peer-reviewed research articles that demonstrate the value patients place in the Company’s own research performed using the U.K. Registry and provide commentary from subject matter experts on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and ADHD.

As of December 31, 2024, 30 research publications have arisen from the U.K. Registry, covering chronic pain, anxiety, insomnia, fibromyalgia, autism spectrum disorder, ADHD, PTSD, depression, inflammatory bowel disease, headache disorders, multiple sclerosis, arthritis and childhood epilepsy. This collective research has received five awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’. The Company has published leading opinion pieces on the status of medical cannabis research and has conducted fundamental research on the perceived stigma of medical cannabis patients in the U.K. and the prevalence of illicit cannabis use for health reasons. The Company considers such research to be strategically important in the future education of patients, public and healthcare professionals.

As of December 31, 2024, the Company published 15 research papers in the U.K., with additional research papers accepted for publication in the near future. As of December 31, 2024, the Company has submitted nine studies for peer review, with the majority of these studies expected to be published during the first half of 2025.

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Production and Sales
As of December 31, 2024, the Company had 19 cultivation facilities in the U.S. totaling approximately 1.3 million square feet, as well as 20 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. As illustration, the Company’s Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.
The Company’s primary method of sales in the U.S. is via its licensed dispensaries across the U.S. Certain of the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, the Company’s dispensaries offer customers the option to order online for pick-up in store.
In Europe, the Company has a medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the U.K. and Germany and licensed medical cannabis distribution in the U.K., Germany and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis directly to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Italy and Germany.
The Company aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.
Seasonality
The Company’s business and operations do not experience marked seasonality. However, in certain regions (especially the west coast of the U.S.), the cannabis industry can be subject to seasonality in some states that allow home grow. Because homegrown plants are typically harvested in the late summer or early fall, there can be some deceleration in retail and wholesale sales trends during these months as these private supplies are consumed.
Intellectual Property
Curaleaf has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. Curaleaf has developed multiple proprietary product formats, technologies and processes to ensure the high quality of its premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and/confidentiality agreements.
In addition to its patent and pending trademarks (listed below), as of December 31, 2024, Curaleaf owned numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.
Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

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Patents
As of December 31, 2024, Curaleaf had two federally registered patents with the USPTO and four pending application:

	Filing Date	Jurisdiction	Patent / Application Number	Description
1.	2/27/2024	USA	18/588,403	Aqueous Extraction of Cannabinoids (pending non-provisional application)
2.	2/27/2024	PCT	PCT/US2024/017508	Aqueous Extraction of Cannabinoids (pending PCT application)
3.	9/6/2024	USA	18/826,505	Formulation (pending application)
4.	3/30/2023	USA	18/193,398	Squeeze Doser with Childproof Cap (pending continuation application)
5.	7/22/2021	USA	11,629,986	Squeeze Doser with Childproof Cap (issued)
6.	5/16/2023	USA	PP36,307	Cannabis Plant Named ‘21AF0716’ Halfmoon Gelato strain (issued)
Trademarks
Additionally, as of December 31, 2024, Curaleaf had 12 registrations and five pending trademark applications with the USPTO, all pertaining to use of the Curaleaf brands and related goods associated with the Curaleaf brands and/or names. All federal registered trademarks in the U.S. described below are subject to renewal ten (10) years from the date of registration. As of December 31, 2024, Curaleaf had 65 state trademark registrations. The Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks registered and pending in various international jurisdictions.
The most material of the Company’s U.S federal trademark registrations and pending applications, as of December 31, 2024, are summarized in the table below:

	Mark	Filed	Appln	Reg Date	Status	Owner	Classes
1	GRASSROOTS	6/27/2019	88/490,971		PENDING	GR Companies, Inc.	02,03,30
2	PISTILGUARD	2/7/2022	97/256,611		PENDING	CURALEAF DH, INC.	44
3	SELECT	12/20/2018	87/825,466		PENDING	Cura Partners Inc.	334
4	HIGHER STITCH	5/22/2024	98/563,832		PENDING	Curaleaf, Inc.	35
5	THC The Hemp Company by CURALEAF (Logo)	6/21/2024	98/612,521		PENDING	Curaleaf, Inc.	35
6	Circle Design	12/20/2018	88/184,140	3/2/2021	REGISTERED	Tryke Companies, LLC	34,35
7	CURALEAF	9/17/2018	88/120,354	1/7/2020	REGISTERED	Curaleaf, Inc.	21
8	CURALEAF	8/27/2018	88/093,822	11/12/2019	REGISTERED	Curaleaf, Inc.	25
9	DARK HEART NURSERY	9/2/2014	86/383,462	5/26/2015	REGISTERED	Curaleaf DH, Inc.	44
10	REEF	11/6/2018	88/184,138	3/24/2020	REGISTERED	Tryke Companies, LLC	34
11	REEF DISPENSARIES & Circle Design	12/20/2018	88/184,141	3/2/2021	REGISTERED	Tryke Companies, LLC	34,35
12	REEF DISPENSARY	12/20/2018	88/184,142	8/24/2021	REGISTERED	Tryke Companies, LLC	35
13	TRYKE (Stylized)	11/6/2018	88/184,137	7/2/2019	REGISTERED	Tryke Companies, LLC	25
14	Tryke Logo	11/6/2018	88/184,134	6/11/2019	REGISTERED	Tryke Companies, LLC	25
15	Tryke Logo 2	11/6/2018	88/184,135	6/11/2019	REGISTERED	Tryke Companies, LLC	9
16	TRYKE with Logo	11/6/2018	88/184,133	6/18/2019	REGISTERED	Tryke Companies, LLC	25
17	UKU	11/28/2018	88/208,490	11/12/2019	REGISTERED	Curaleaf, Inc.	21
Competitive Conditions

The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases as well as for shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing

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companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, there are also a number of illegally operating dispensaries, which serve as competition. In some markets such as New York, the number of illegal retail dispensaries has been publicly reported to far exceed the number of legal (licensed) cannabis dispensaries. Moreover, competition from illegal operators is not limited to the retail market segment itself. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants, due to the limited availability of state licenses or local permitting, as well as stringent operating requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production resources, marketing resources and experience than the Company.
For additional details on the competition faced by the Company, refer to the “Risk Factors” section of this Annual Information Form. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, please refer to the “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets” section of this Annual Information Form. The Company, through Curaleaf International, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of this Annual Information Form.
Employees
As at December 31, 2024, the Company had 5,519 employees (4,995 of which were located in the U.S., 55 of which were located in Canada, and 469 of which were based in Europe).
Compliance and Monitoring
As of the date of this Annual Information Form, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. While the Company may be cited and fined by state regulators from time to time for failure to comply with cannabis regulations related to product labelling and testing, product potency, the use of banned additives and similar regulatory matter, the Company is not aware of any circumstances that are likely to result in regulatory actions that would have a material impact on its operations in any state.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements, and the Company engages in the regulatory and legislative process nationally and in every state the Company operates, through its compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of two vice presidents, three regional directors and state-level compliance officers, reporting to the Company’s Chief Legal Officer (“CLO”). Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CLO through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CLO and compliance professionals collaborate with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The Company’s Government Relations Department, consisting of two vice presidents, works closely with the Company’s management to develop relationships with local and state regulators, industry groups and elected officials in

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order to effectively monitor and engage in the regulatory and legislative processes. The Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which the Company can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding, which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. While the Company believes its cannabis-related activities are compliant with applicable state and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the heading “Risk Factors” in this Annual Information Form for further risk factors associated with the operations of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS
The highlights relating to the development of the Company’s business over the past three years are described below.
Recent Developments
Capital Structure
Base Shelf Prospectus
On February 3, 2025, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on February 5, 2025, filed the Base Shelf Prospectus on a Form-10 registration statement (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities’ regulatory authorities and/or the SEC.
Bloom Notes
On January 17, 2025, the Company entered into an agreement with the holders of certain promissory notes issued as part of the Bloom acquisition (the “Bloom Lenders”) for the assignment of the Bloom Lenders’ rights, title and interest in such promissory notes in favor of the Company, in consideration for the issuance by the Company of 4,282,596 SVS to the Bloom Lenders.
On January 17, 2025, the Company also entered into a note exchange agreement (the “Note Exchange Agreement”) with the Bloom Lenders, pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to Holdings, certain other promissory notes issued as part of the Bloom acquisition that were maturing on January 18, 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million principal of notes plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the exchanged notes as of the date of the Note Exchange and (ii) $1.0 million of origination fees. The Senior Secured Notes — 2027 mature on January 17, 2027 and bear interest at 10% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes — 2027.

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Three Year History
2024
Acquisitions
Northern Green Canada Inc. (“NGC”)
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
Curaleaf Poland S.A. (“Curaleaf Poland”)
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Curaleaf Poland’s future performance. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
Dark Heart Nursery (“Dark Heart”)
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. The acquisition provided the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
Capital Structure
On November 6, 2024, the Company entered into a loan agreement (the “Loan Agreement”) with Needham Bank, establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”). The Loan Agreement provides the Company with the option, beginning on May 6, 2026, to request an additional borrowing of up to $20.0 million, subject to Needham Bank’s discretion and credit approval process. Pursuant to the Loan Agreement, Needham Bank holds a first priority lien on the mortgages, business assets and collateral of all loan parties under the Note Indenture, including a pledge of equity of all underlying borrowers and guarantors. Additionally, the Company has provided a limited guaranty for the value of its equity interest in Curaleaf, Inc. The Loan Agreement contains financial covenants, including a requirement that the total outstanding debt remains within an 80% loan-to-value ratio, based on the “as-is” fair market value of the real estate collateral. The Needham LOC may be utilized for various corporate purposes, including working capital and operational expenses, as defined in the Loan Agreement. As of December 31, 2024 the Company had drawn down $11.1 million of the Needham LOC.
Divestitures
As of December 31, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023.
Management Changes
On May 20, 2024, Mr. Scott Baughman, was appointed Chief Technology Officer of the Company.
Ms. Tyneeha Rivers, Chief People Officer, left the Company on August 7, 2024.

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On August 12, 2024, Mr. Rob Francin was appointed Executive Vice President of People and Culture of the Company.
Effective August 16, 2024, Matt Darin stepped down as the Company’s CEO. In conjunction, Boris Jordan, the control person and Chairman of the Company was appointed CEO.
Mr. John Manzanares, Chief Information Officer, left the Company on September 27, 2024.
Mr. Karim Bouaziz, Senior Vice President of the Southeast Region, left the Company on September 27, 2024.
Mr. Paul Chialdikas, Senior Vice President of the Central Region, left the Company on September 27, 2024.
2023
Acquisitions
Deseret Wellness (“Deseret”)
On April 10, 2023, the Company completed the acquisition of Deseret, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The Deseret acquisition included three medical retail dispensaries located in the cities of Provo, Park City and Payson, providing Curaleaf with an opportunity to enter a medical cannabis platform with distinct branding in the state of Utah.
Clever Leaves
On July 5, 2023, Curaleaf Portugal LDA, a subsidiary of Curaleaf International, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal, for cash consideration, inclusive of direct transaction costs, of €2.7 million. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.

Capital Structure
On December 8, 2023, the Company completed the Reorganization. Refer to “Corporate Structure - TSX Listing and Reorganization” for more information. On December 14, 2023, the Company completed the TSX Listing.
In connection with the TSX Listing, on October 3, 2023, the Company closed a marketed offering of SVS, for total gross proceeds to the Company of C$16.2 million.
Management Changes
Mr. Mitch Hara, Chief Strategy Officer, left the Company on May 26, 2023.
2022
Acquisitions
Bloom Dispensaries (“Bloom”)
On January 18, 2022, the Company completed the acquisition of Bloom, a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition included four retail dispensaries located in the cities of Phoenix, Tucson, Peoria and Sedona as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthened the Company’s production and retail sales capabilities in the Arizona market.
Sapphire Medial Clinics Limited (“Sapphire Medical”)
On January 31, 2022, Curaleaf International completed the acquisition of 100% of the equity interests of Sapphire Medical, a Care Quality Commission (U.K.) registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the U.K. This acquisition enhanced the Company’s footprint within the U.K.

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NRPC Management, LLC (“NRPC Management”)
On May 12, 2022, the Company completed the acquisition of NRPC Management. Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a management services agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. Subsequently, the Company relocated the NRPC license to a new Scottsdale, Arizona dispensary.
Broad Horizon Holdings, LLC (“BHH”)
During the third quarter of 2022, the Company entered into an agreement with BHH as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with applicable accounting standards, the Company determined that this transaction resulted in a change in control of BHH, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of BHH and began consolidating BHH as of July 1, 2022.
Pueblo West Organics, LLC (“PWO”)
On September 1, 2022, the Company completed the acquisition of PWO, a licensed cannabis processor in Pueblo, Colorado. PWO operated (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition and completed the sales of these real estate assets in 2023.
Four20 Pharma GmbH (“Four20”)
On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20, a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International entered into a put/call option that permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date.
Tryke Companies (“Tryke”)
On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada and Utah. Upon closing of the acquisition, the Company gained ownership and began operating six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD products at a range of price points. Tryke’s product portfolio, comprised of a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD, was highly complementary to the Company’s existing portfolio. The Tryke acquisition well-positioned the Company to expand its operations in Arizona, Nevada and Utah and offer consumers and retailers an even broader selection of premium cannabis products.
Management Changes
Effective December 31, 2022, the Company added two new members to its board of directors, namely Ms. Michelle Bodner, and Mr. Shasheen Shah.
On August 8, 2022, Mr. Ed Kremer was appointed Chief Financial Officer of the Company, and Mr. Camilo Lyon was named Chief Investment Officer.
On August 3, 2022, Mr. Mitch Hara was appointed to the newly created role of Chief Strategy Officer.

REGULATORY ENVIRONMENT: ISSUERS WITH U.S. CANNABIS-RELATED ASSETS
In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those U.S. states where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

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In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, the Company’s subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold licenses in the adult use and/or medicinal cannabis marketplace in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services, which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult use and medical cannabis industry in the states of Maine and Arkansas.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities
As of the date of this Annual Information Form, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is over 92%.
U.S. Federal Overview
The Controlled Substance Act
The U.S. federal government regulates drugs through the CSA, which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of THC, the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S. and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of THC, the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, in the U.S., cannabis is largely regulated at the state and local level, U.S. state laws regulating cannabis conflict with the CSA,
1 21 U.S.C. 812(b)(1).
2 Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

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which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 48 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 24 states, the Northern Mariana Island, Guam, and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult use cannabis, the federal government has attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies regarding cannabis through a series of memoranda from the DOJ. The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
4 See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

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5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this Annual Information Form as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment was most recently renewed on March 9, 2024 as part of a consolidated appropriations bill, which prolongs its effectiveness through September 2024. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services (“HHS”) and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the U.S. Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. On August 29, 2023, HHS, FDA and the National Institute on Drug Abuse issued a recommendation that the DEA reschedule marijuana from its current status in Schedule I to Schedule III of the CSA (“Rescheduling”), as all three agencies had reached the conclusion that marijuana is not a drug with no potential medical use or a high potential for abuse. On May 21, 2024, the DEA published, in the Federal Register, a Notice of Proposed Rulemaking (the “NPRM”) signed by Attorney General Merrick Garland. This publication kicked off a 62-day comment period on a rule that would move marijuana to Schedule III of the CSA (the “Final Rule”), classifying it as a substance with “a moderate to low potential for physical and psychological dependence.” Individuals and businesses were given until July 22, 2024 to submit comments on the NPRM.

Following the completion of the comment period, on August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025 the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant in the hearing requesting leaving to appeal to the DEA Administrator to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA, which was in part demonstrated by allegedly improper ex parte communications between the DEA and certain anti-rescheduling groups. As of the date of this Annual Information Form, no schedule has been set for appeal to the DEA Administrator. It is unclear at this time when such appeal may take place or what its outcome may be.

It is possible that the new Administration may revisit whether an administrative hearing is appropriate or required before publishing a final rule and proceeding by publishing a Final Rule without completing the administrative hearing. However, should the hearing resume and complete, the presiding administrative law judge will write and file a report on the testimony provided. The DEA will review the report and write its final rulemaking proposal, which must take into consideration all relevant materials presented during the public comment period. Once that is completed, the final rulemaking will be published in the Federal Register. Once published, the Final Rule will not go into effect for 30 days, during which time certain aggrieved parties can challenge the Final Rule in court.

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Whether the Final Rule is published with or without the completion of the administrative hearing, the Company believes that anti-cannabis individuals or organization will seek to challenge the Final Rule in court. It is possible such challenges could result in a stay of implementation of a final rule, although the Company believes that it is more likely than not that such challenges will not ultimately prevent a Final Rule on rescheduling from coming into force.

While Rescheduling could definitively end the application of Section 280E to cannabis operators, the Company’s review of Section 280E, including the history of its adoption and its enforcement and the availability of data establishing that marijuana should not be included in either Schedule I or II under the CSA, the Company, starting in the second quarter of 2024, has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to the Company’s cannabis operations (“280E position”). In addition, the Company filed amended federal and state income tax returns with refund claims for several of the Company's business entities for tax years prior to 2023. For further details, see “Application of Section 280E of the Code” within the Risk Factors section of this Annual Information Form.

Rescheduling could also end the ban placed on clinical researchers with regards to conducting cannabis-based studies. The Company is strategically positioned to meet the increased demand in the U.S. for cannabis for research purposes through the importation of cannabis from its foreign operations. While Rescheduling will not make state-licensed cannabis business legal under the CSA, Rescheduling could result in U.S. federal money laundering laws no longer applying to state-licensed cannabis businesses, which would potentially increase the Company’s access to banking and capital markets and reduce the Company’s cost of capital significantly. The Company could also benefit from a reduction in the insurance liability associated with Schedule III versus Schedule I drugs, and the potential destigmatization of cannabis and cannabis-based businesses.
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act ; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, the Company anticipates that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule I of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment,

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eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes and introduced additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the DEA to the TTB, the ATF as well as the FDA to protect public health.
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost of capital.
The CAOA failed to pass the 117th Congress.
Another bill, the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”), proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provided for reinvestment in certain persons adversely impacted by the “War on Drugs,” provided for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives December 4, 2020 and again on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress. On September 20, 2023, the MORE Act was reintroduced into the House of Representatives.
There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and decriminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company operates or that such legislation will otherwise be favorable the Company and its business.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.Requesting from state licensing and enforcement authorities available information about the business and related parties;

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4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.
In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives on seven separate occasions since 2019, either as a standalone bill or attached to other legislation, including most recently in 2022 with the America Competes Act which passed the House of Representatives on February 4, 2022, but the proposed bills either failed to pass through the Senate or the SAFE Banking Act provisions were ultimately removed from enacted legislation. Most recently, a slightly revised bill known as the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) was introduced in the Senate on September 21, 2023. The SAFER Banking Act bill was heard by the Senate Banking Committee and was adopted on September 27th by a notable bipartisan majority of 14-9. The bill has now been placed on the Senate legislative calendar under general orders and is awaiting a Senate floor vote. Once again, there can be no assurance of the content of any final proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or
5 Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

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maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. For the years ended December 31, 2024 and December 31, 2023, the Company has adopted the 280E position. The Company recorded an uncertain tax liability on the Condensed Consolidated Balance Sheets for tax positions taken based on the 280E Position. In addition, the Company filed amended federal and state income tax returns with refund claims for several of the Company's business entities for tax years prior to 2023. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related
6 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.
7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

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businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section herein for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section herein for additional details. The Company’s business activities, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On October 16, 2017, the TSX provided guidance regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector, such as the Company. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these

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non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. Following completion of the TSX Listing, the Company is now subject to the TSX Requirements and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S that could be deemed to violate applicable federal laws relating to cannabis.
The TSX Requirements may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors – General Regulatory and Legal Risks – Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the U.S.”.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.
U.S. States Operations
For an overview of the states in which the Company operates, their legal framework and how it affects Curaleaf’s business, please refer to the section titled “The States we Operate in, their Legal Framework and How it Affects our Business” in the Annual MD&A, which is hereby incorporated by reference.

RISK FACTORS
The following are certain risk factors relating to the business of the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Shareholders should evaluate carefully the risk factors associated with the Company’s securities described herein, along with the additional risk factors described in the Annual MD&A and in the other continuous disclosure documents of the Company filed from time to time with the Canadian securities commissions and the SEC.
Risks Related to Legality of Cannabis
Cannabis is a Controlled Substance under the U.S. Federal Controlled Substances Act
The Company is engaged directly and indirectly in the medical and adult use cannabis industry in the U.S. where only state law permits such activities. Investors are cautioned that in the U.S., cannabis is largely regulated at the state

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level. To the Company’s knowledge, some form of cannabis has been legalized in 48 states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands as of December 31, 2024. Additional states have pending legislation regarding the same. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substance Act and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. Refer to the discussion above under the heading “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets”.
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business or were purchased using the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
There can be no assurances that the federal government of the U.S. will not seek to enforce the applicable laws against us. Without further guidance, federal prosecutors may use their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws permitting such activity, subject to the Rohrabacher-Farr Amendment, which prohibits federal prosecutors from expending federal funds against medical cannabis activities that are in compliance with state law. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrabacher-Farr Amendment was most recently renewed on March 9, 2024 as part of a consolidated appropriations bill, which prolongs its effectiveness through September 2024. While numerous U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law, including in the event the Rohrabacher-Farr Amendment is not renewed upon expiration in subsequent spending bills.
Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. In the extreme case, such proceedings could also ultimately involve the prosecution of key executives of the Company. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult use cannabis licenses in the U.S., the listing of its securities on the TSX, its financial position, results of operation, profitability or liquidity or the market price of its publicly traded shares, in each case even it such proceedings were concluded successfully in favor of the Company. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Market for Cannabis Could Decline due to Regulatory Changes
There can be no assurance that the number of states that allow the use of medicinal and/or adult use cannabis will increase. Furthermore, there can be no assurance that the existing states, districts and territories that permit the sale and use of adult use and/or medicinal cannabis will not reverse their position. If either of these things happens at any future time, then growth of the Company’s business may be materially impacted. The Company may not be able to achieve targeted revenue levels and may experience declining revenue as the potential market for its products and services diminishes.
If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, the Company’s financial results, business or operations would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Company, its business and its assets or investments.
Investors should understand that any new administration or attorney general could change this policy and decide to enforce the federal laws more strongly. A change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to the Company.

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Anti-Money Laundering Laws and Regulations
The Company is subject to a variety of laws and regulations internationally and domestically in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S., Canada and the countries in which Curaleaf International operates.
In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, which would subject the Company to criminal liability and significant penalties and fines. Proceeds from the Company’s business activities could also be subject to seizure or forfeiture. Any violations of these laws, or allegations of such violations could disrupt the Company’s operations and involve significant management distraction and expenses. As a result, money laundering charges could materially affect the Company’s business, financial condition or results of operations, including restricting or otherwise jeopardizing the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.
Lack of Access to U.S. Bankruptcy Protections
Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations, which would have a material adverse effect on the Company, its lenders and other stakeholders.
Financing Risks
Additional Financing Needs
The Company may require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. If the Company is required to access capital markets to carry out its development objectives, the state of capital markets and other financial systems could affect the Company’s access to, and cost of, capital. The Company’s inability to raise financing to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS. Moreover, additional SVS may be issued by us on the conversion of the MVS in accordance with their terms. To the extent holders of other convertible securities convert or exercise their securities and sell SVS they receive, the trading price of the SVS may decrease due to increase dilution and subsequent trading.
Debt financing may involve restrictions on the Company’s financing and operating activities, including its ability to acquire or dispose of assets or businesses, incur additional indebtedness, make capital expenditures, and make cash distributions. Debt financing may be convertible into other securities of the Company or involve the issuance of equity fees, either of which may result in immediate or resulting dilution. Any default under such debt instruments could have a material adverse effect on the Company, its business or the results of its operations.

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Moreover, the TSX Requirements may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors – General Regulatory and Legal Risks – Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the U.S.”.
Restricted Access to Banking
In February 2014, the FinCEN bureau of the U.S. Department of Treasury issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the federal administration. In addition to the foregoing, banks may refuse to process debit card or ACH payments or transfers and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently. Additionally, cannabis businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.
General Regulatory and Legal Risks
Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the U.S.

Following completion of the TSX Listing, the Company is required to comply with the TSX Requirements or guidelines when conducting business, especially when pursuing opportunities in the U.S., and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S. that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf, Inc. and the Company are now subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) Curaleaf Holdings, Inc. is prohibited from flowing any cash to Curaleaf, Inc. and any of its operations engaged in ongoing business activities that violate U.S. federal law regarding cannabis, and (ii) Curaleaf, Inc. (including its subsidiaries and legal entities in which it has a controlling financial interest) is prohibited from flowing any cash to Curaleaf Holdings, Inc., whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Although the Company believes to be compliant with the TSX Requirements, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX, and could even lead to a delisting of the SVS from the TSX, which could have a material adverse effect on the trading price and liquidity of the SVS and could have a material adverse effect on the Company’s business, financial condition and results of operations.
Legal, Regulatory or Political Change
The political environment surrounding the marijuana industry in general can be volatile and the regulatory framework remains in flux.
Delays in enactment or implementation of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.
Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their

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respective jurisdictions. If existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.
The Company is also aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. Some of the states where the Company operates are in the process of reviewing additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
The commercial medical and adult use marijuana industry is in its infancy. The Company’s business activities rely on newly established and/or developing laws and regulations in the states in which it operates and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures, often times with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may also come under scrutiny or further scrutiny by the FDA, USDA, DEA, IRS, SEC, the DOJ, the Financial Industry Regulatory Advisory or other federal or applicable state or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or adult use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.
The Company has in place a robust compliance program reporting up to the CLO, which oversees, maintains and implements the compliance program and personnel. Compliance officers in each operating subsidiary as well as regional compliance directors are charged with knowing the local regulatory process and monitoring developments with their governing bodies. Each compliance officer regularly reports to the CLO regulatory developments and enforcement actions taken by regulators. In addition to the Company’s robust legal and compliance departments, the Company also has local legal/regulatory counsel engaged or available in every jurisdiction in which it operates. The Company’s compliance program is designed to provide meaningful advice, oversight and challenge for the Company’s operations that includes regular site visits to ensure compliance with Company policies and procedures as well as applicable regulatory requirements, including but not limited to marketing materials review to ensure compliance with State and local regulations, and security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. The Company has implemented a corporate compliance training program for all employees. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.
Overall, the medical and adult use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.
General Regulatory and Licensing Risks
The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the

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Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Several of the Company’s licenses are subject to renewal on an annual or periodic basis. Such licenses are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations, however there is no guarantee such licenses will be renewed on the same terms, or at all, going forward. For instance, please refer to the section “General Development of the Business – Subsequent Events”.
While the Company’s compliance controls have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.
Limitations on Ownership of Licenses
In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three license holders in any category - cultivation, processing or dispensing. In Maryland, the Department of Health has taken the position that the law prevents having a material ownership interest in more than one cultivation or processing license holder and more than four dispensing license holders. In New Jersey, there are restrictions on overlapping ownership of license holders. In Florida, there are also limitations on owning more than one of the vertically integrated medical cannabis licenses offered in that state. The Company believes that, where such restrictions apply, it may still capture significant share of revenue in the market through wholesale sales, exclusive marketing relations, provision of management or support services, franchising and similar arrangement with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain states or enforcement by regulators in certain states against such services arrangements may limit the Company’s ability to grow organically or to increase its market share in such states, which could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
Regulatory Action and Approvals from the FDA
The Company’s medical cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).
Cannabidiol, a compound referred to as CBD, is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived

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products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®). Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA. The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities.
In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations.
Increased Cannabis Regulations by the FDA

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government de-schedules cannabis or reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would regulate it under the FDCA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of food, drugs and cosmetics sold in interstate commerce.

Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis products. It is also possible that the FDA would require facilities that grow medical-use cannabis to register with the FDA and comply with federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If we become subject to these enhanced regulations prescribed by the FDA and are unable to comply, it may have a material adverse effect on our business, financial condition and results of operations.
Loss of Foreign Private Issuer Status
The Company is a Foreign Private Issuer as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the U.S., the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.
The term “Foreign Private Issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:
(a)more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the U.S.; and
(b)any one of the following:
(i)the majority of the executive officers or directors are U.S. citizens or residents, or
(ii)more than 50 percent of the assets of the issuer are located in the U.S., or
(iii)the business of the issuer is administered principally in the U.S.
A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding MVS is counted as one voting security and each issued and outstanding SVS is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the

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Company is a “Foreign Private Issuer.” Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status.
Internal Controls over Financial Reporting
As a Company that files reports under the U.S. Exchange Act, the Company is required to maintain internal controls over financial reporting (“ICFR”) (as defined in Rule 13a-15(f) under the U.S. Exchange Act) and to report any material weaknesses in such internal controls. The Company’s management is responsible for establishing and maintaining adequate ICFR and for evaluating and reporting on the effectiveness of the Company’s system of internal control. Effective internal control is necessary for the Company to provide timely, reliable and accurate financial reports, identify and proactively correct any deficiencies, material weaknesses or fraud and meet the Company’s reporting obligations. A material weakness is a deficiency, or a combination of deficiencies, in financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be presented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires that the Company evaluate and determine the effectiveness of its ICFR and provide a management report on the ICFR. Such report must also be attested to by the Company’s independent registered public accounting firm.
In the past, certain material weaknesses in ICFR were identified, including material weaknesses existing as of December 31, 2022. Such material weaknesses have since been remediated. If new material weaknesses or significant deficiencies in the Company’s internal control over financial reporting occur in the future, the Company could be required to implement additional remediation measures and could potentially have to restate its financial statements again, which could materially and adversely affect its business, results of operations and financial condition, restrict its ability to access the capital markets, require the Company to expend significant resources to correct the material weaknesses or deficiencies, subject the Company to regulatory investigations and penalties, harm its reputation, cause a decline in investor confidence or otherwise cause a decline in the market price of the Company’s SVS.
If the Company’s ICFR contain material weaknesses that it is unable to identify, the Company may not detect errors on a timely basis and its financial statements may be materially misstated. In addition, if the Company is unable to comply with the requirements of Section 404 of SOX in a timely manner, to remediate identified material weaknesses or to assert that the Company’s ICFR are effective, or if the Company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the Company’s ICFR, investors may lose confidence in the accuracy and completeness of the Company’s financial reports and the market price of the Company’s SVS could be negatively affected.
Litigation
The Company may become threatened by a party or otherwise become party to litigation from time to time in the ordinary course of business, which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the SVS. Even if the Company is involved in litigation and is successful, such litigation could redirect significant company resources from business operations to prosecuting or defending such litigation, which can adversely affect the financial results, business and operations of the Company or its subsidiaries, as applicable. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. See “Legal Proceedings and Regulatory Actions” for an overview of the material proceedings affecting the Company.
The Company’s Status as a Public Company
As a public company in Canada and the U.S., the Company is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Company’s securities may be listed from time to time. Securities legislation and the rules and policies of the TSX require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. Additional or new regulatory requirements may be adopted in the future by the TSX or other securities law regulators. The requirements of existing and potential future rules and regulations increase the Company’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and may also place undue strain on its personnel, systems, and resources, which could adversely affect its business and financial condition.

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Recent and Proposed State Legislation Relating to Cannabis Licensing

Recent and proposed state legislation throughout the U.S. has prioritized minority and diversity participation in the cannabis industry, including providing licensing preferences to minority owners, individuals with specified criminal convictions, local residents and individuals and businesses from economically depressed or disadvantaged areas. As new medical and adult use legislation is passed, multi-state operators such as us may be prevented, limited or discouraged from obtaining new licenses, renewing licenses or from participating in new markets or existing markets, or may be required to partner with specific individuals, who may be difficult to find and agree to terms with. Social equity initiatives could adversely impact our ability to increase or maintain market share and revenues in certain states, expand our geographic footprint or obtain a positive return on our acquisitions or investments, all of which could have a material adverse impact on our business, financial condition and results of operations.
Environmental Risks
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.
Unknown Environmental Risks
There can be no assurance that the Company will not encounter hazardous conditions at the facilities where it operates its businesses, including, without limitation, its medical cannabis cultivation and dispensary facilities, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Climate change or significant weather events may accelerate or exacerbate environmental conditions in ways that adversely affect the business due to potential negative effects on agricultural conditions, increased difficulty in construction projects to support our operations. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.
General Business Risks
Expansion into Foreign Jurisdictions
The Company’s expansion into jurisdictions outside of Canada and the U.S. is subject to risks. In addition, in jurisdictions outside of Canada and the U.S., there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These

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factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.
Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the U.K. profits from an investment in a cannabis producer or supplier, such investment may technically violate the U.K. Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In addition, such prohibitions and restriction may limit the ability to receive dividends if such dividends were to be declared in the future.
The general risk factors relating to Curaleaf’s business and operations generally also apply in respect of Curaleaf International’s business and operations, including Curaleaf International. Investors should carefully consider the additional risk factors applicable to Curaleaf International’s business and operations as set forth below.
European Regulatory and Licensing Risks
Curaleaf International’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of Curaleaf International’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals and licenses. Changes to such laws, regulations and guidelines due to matters beyond the control of Curaleaf International may result in a material adverse effect on Curaleaf International’s business, financial condition, results of operations or prospects.
Curaleaf International is required to obtain or renew further government permits and licenses for its current and contemplated operations (including, without limitation, in Spain, the U.K. and Portugal). Curaleaf International has further applied for licenses in Italy to import, store and distribute medical cannabis products. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on Curaleaf International’s part. Curaleaf International may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business in a timely manner in the future. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of Curaleaf International. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, Curaleaf International may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities or may incur unexpected costs associated with the licensing renewal process. Such curtailment, prohibition or unexpected costs may result in a material adverse effect on Curaleaf International’s business, financial condition, results of operations or prospects.
Moreover, Curaleaf International may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm Curaleaf International’s reputation, require Curaleaf International to take, or refrain from taking, actions that could harm its operations or require it to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on Curaleaf International’s business, financial condition, results of operations or prospects.
Changes in applicable legislation (including POCA 2002)
Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit may be subject to liability.
For instance, The U.K. Proceeds of Crime Act 2002 (“POCA 2002”) and other anti-money laundering legislation applicable in the U.K. prohibits persons and corporations (or other undertakings) domiciled in the U.K. from receiving the proceeds of crime from activities outside the U.K. The board of directors of Curaleaf International will take all precautions possible to ensure that it does not at any time or in any way contravene POCA 2002 or any other applicable regulations and legislation in relation to cannabis (both in the U.K. and in the relevant foreign jurisdiction applicable to the operations of

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Curaleaf International). However, there are no guarantees that the activities of EMMAC will always be deemed lawful if there are any changes in applicable law. Contravention of POCA 2002 carries potential criminal liability. POCA 2002 is extraterritorial in its application and receipt of funds by Curaleaf International from activities that are not legal in the U.K., even if legal in the jurisdiction where relevant revenue is generated, may result in Curaleaf International being considered to be in receipt of “proceeds of crime”. Whilst there remains significant uncertainty regarding the application of POCA and different financial institutions have adopted a different approach to such funding and/or holding of assets that may result in future revenue being received by a U.K. corporation, there can be no certainty that Curaleaf will be able to directly fund and/or capitalize Curaleaf International to support its growth in Europe. Delays or restrictions on Curaleaf funding Curaleaf International in the future may impact Curaleaf International’s ability to grow its revenues as the European market develops.
As at the date hereof, the recreational use of cannabis is illegal in the countries in which Curaleaf International operates, including the U.K. Changing sentiments and evolving regulations in relation to recreational cannabis may mean that in the future recreational cannabis use may be legalized.
Curaleaf International’s strategy is focused primarily on the medical cannabis market in Europe. Should recreational cannabis use be legalized in countries in which Curaleaf International operates other than the U.K., Curaleaf International may face difficulties participating in such markets and will face additional competition from recreational cannabis companies and/or may lose potential medical customers to the recreational cannabis market. Curaleaf International will not explore opportunities within the recreational cannabis sector where the board of directors of Curaleaf International determines that there is a risk of contravening POCA 2002 or any other applicable regulations and legislation in relation to cannabis.
International Operations
Curaleaf International is exposed to risks relating to the laws of various countries as a result of its international operations. Curaleaf International currently conducts operations in multiple countries and plans to expand these international operations. As a result of such operations, Curaleaf International is exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions, as well as various laws governing the cannabis industry in such countries. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, instability at the European Union level, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally. Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect Curaleaf International’s operations, or the profitability of Curaleaf International’s operations, in these countries.
Possible investments by Curaleaf International in European countries that have less developed legal systems than the more established economies in Europe may occasion risks such as (a) effective legal redress in the courts of such jurisdiction, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience of the judiciary and courts in such matters. In consequence the commitment of local business people, government officials, agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.
As Curaleaf International explores novel business models, such as global co-branded products, cannabinoid clinics and cannabis retail, international regulations will become increasingly challenging to manage. Specifically, Curaleaf International’s operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal

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fines or penalties or other expenses being levied on Curaleaf International’s international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.
Furthermore, although Curaleaf International has begun production in Portugal with a view toward facilitating exports of its cannabis products to countries in the EU (or, as permissible, elsewhere) from Portugal, there is no assurance that these EU (or non-EU) countries will authorize the import of cannabis products from Portugal, or that Portugal will authorize or continue to authorize such exports, or that such exports will provide Curaleaf International with advantages over its current EU export strategy. Each country in the EU (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, Curaleaf International may be required to establish production facilities in one or more countries in the EU (or elsewhere) where it wishes to distribute its cannabis products in order to take advantage of the favorable legislation offered to producers in these countries.
Reliance on International Advisors and Consultants
The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in the U.S. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.
Competition from other Participants in the European Medical Cannabis Sector
Curaleaf International faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where Curaleaf International operates (and intends to operate). Some competitors have longer operating histories and greater human resources, bigger or superior cultivation sites or more experience cultivating cannabis, greater manufacturing and marketing experience than Curaleaf International, or existing pharmaceutical operations or drug development experience. Competitor companies may have a larger local presence in a particular country, or a track-record in analogous industries in such country that establishes their credibility with regulators, partners, suppliers, distributors, customers or patients.
In addition, large pharmaceutical companies may enter the medical cannabis sector. Large pharmaceutical companies will have access to large research and development budgets, have recognized brands developed over many years, experience in bringing medical products to the market and are familiar to and trusted by regulators, doctors and patients.
Competition will intensify in all European markets as the medical cannabis industry opens up and develops, and the potential of medical cannabis is recognized. New operators will enter the market as legislators adopt a more permissive attitude towards medical cannabis. Existing operators in Canada and North America (which may compete with Curaleaf), many with experience and a track record cultivating and processing cannabis and manufacturing medical cannabis products, and with financial and human resources greater than European competitors, may enter the European market and/or make acquisitions to quickly establish a market presence.
Curaleaf International’s competitors may develop more effective products for a particular illness or condition, or complete more comprehensive research on their products, or otherwise register intellectual property that establishes them as the market leader in a particular country or field. Competitors may deliver more effective education, awareness, sales and/or marketing programs and be able to establish superior market share in any country or in relation to a specific illness or condition.
Competition from other competitors may also affect Curaleaf International’s ability to: (i) pursue and complete acquisition and/or investment opportunities (or increase the cost of the same); (ii) pursue commercial opportunities with

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cultivation partners, contract manufacturers, suppliers or distributors in a particular country due to competition; and (iii) the ability of Curaleaf International to hire and/or retain key individuals.
There can be no assurance that increased competition from other companies in the medical cannabis sector will not have a material adverse effect on Curaleaf International’s business, financial condition and results of operations.
Reimbursement of Medical Cannabis by Insurers
In Germany, a key market for medical cannabis in Europe and a key market for Curaleaf International, a significant percentage of medical cannabis prescriptions are reimbursed in whole or in part pursuant to private health insurance policies held by patients. Curaleaf International believes insurance cover across Europe will increase (both in terms of the number of prescriptions reimbursed, the number of conditions for which reimbursement is available, and the number of countries where insurance companies reimburse some or all of costs incurred by patients) as the benefits of cannabis as a treatment option are more widely accepted, and importantly the cost of medical cannabis reduces and its cost effectiveness is compared to existing treatments and medicines more widely recognized. If this is not the case, and the number of prescriptions reimbursed falls or does not increase as expected, or medical cannabis for particular conditions is not available to patients under their insurance policies, or insurance is not available in new markets in Europe as either the efficacy of cannabis remains in doubt, or the cost of cannabis as a treatment option remains too high (compared to existing treatments), the number of prescriptions for medical cannabis will be less than forecast by analysts and the sales and revenues of Curaleaf International will be reduced.
Costs and Timing of Establishing an European Distribution Network
Medical cannabis in Europe is a nascent industry; even industry leaders are building networks, supply-chains and distribution channels from a low base, often by mergers and acquisitions. Building large multi-country distribution networks may take longer than expected, and cost more than budgeted. Medical cannabis in Europe is not a single market and distribution of products in each country will be subject to separate and specific laws and regulations or specific application of EU regulations by those countries. If the cost of building a European wide distribution network is greater than expected, or it takes longer than forecast to establish reliable and effective sales channels across Europe or in any particular country (through the education of doctors and delivery of research differentiating Curaleaf International’s products), the additional costs or delays incurred may have a material adverse effect on the financial performance and results of operations of Curaleaf International.
Adoption or Prescription of Medical Cannabis by Health Professionals
Curaleaf International is satisfied (based on third party research into the attitudes of doctors and patients) that a large number of doctors and patients in Europe are content that medical cannabis has potential benefits for patients suffering a wide range of conditions; however, it remains a significant risk to Curaleaf International that a large number of the same doctors and patients may not prescribe medical cannabis, or seek medical cannabis as a treatment option, unless and until the results of comprehensive clinical trials are available, confirming categorically the measured benefits of medical cannabis over a period of time, and providing evidence of the safety of medical cannabis (in isolation and in conjunction with a range of other drugs, licensed medicines and over-the-counter supplements that may be taken concurrently by patients, or in light of other lifestyle factors that may affect a particular part of a patient population (e.g. alcohol or other recreational drugs)).
Offer of Medical Cannabis by National Healthcare Systems
If the national healthcare providers in the countries in which Curaleaf International operates adopt cannabis as a treatment option for any condition, then they will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).
By way of illustration, the U.K. NHS provides free at the point of use healthcare for legal residents of the U.K. If the NHS adopts cannabis as a treatment option for any condition, then it will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).
Curaleaf International is not the largest medical cannabis company (in terms of hectares under cultivation, product portfolio or manufacturing capability) and may not be able to compete with competitors in terms of large-scale production,

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product range or costs to supply these national healthcare providers. In this scenario, Curaleaf International may not establish significant market share in those countries and may be restricted to private patients which will be a much reduced share of the total medical cannabis market.
Reliance on Third Party Distributors
In certain jurisdictions, Curaleaf International has appointed third party distributors. Distributors appointed by Curaleaf International are responsible for generating revenues from the sale of medical cannabis products and Curaleaf International is therefore dependent upon distributors performing their obligations in order to generate revenues. If these distributors fail to carry out their contractual duties, or if there is a delay or interruptions in the distribution of Curaleaf International’s products or if these third parties lose their license(s) to import products or impose onerous contractual terms (including fees and commissions for distribution), it could negatively affect the revenue Curaleaf International is able to generate from sales.
Curaleaf International intends to appoint further distributors in Europe. If suitable distribution partners are not engaged (either because they are not identified or they have agreed exclusive terms with competitors, or their proposed contractual terms are not acceptable to Curaleaf International), then Curaleaf International may not be able to distribute its products in a particular country and expansion to new European markets may be slower than expected.
Protectionist Policies Adopted by Countries in the European Union
At present, there is no single market in the European Union for medical cannabis. There can be no guarantee that as regulations develop politicians and/or regulators will not seek to protect local suppliers. This may take the form of restrictions on where cannabis can be grown, or where manufacturing occurs. Curaleaf International currently cultivates medical cannabis in Portugal. If markets elsewhere in Europe restrict the ability of Curaleaf International to export medical cannabis products from Portugal (or Spain to the extent manufacturing occurs at Medalchemy) then the ability of Curaleaf International to distribute medical cannabis products widely in Europe will be restricted and Curaleaf International’s market share may be lower than expected (or reduced to nil), which may have a material adverse effect on Curaleaf International’s financial position and results of operations.
Future Acquisitions or Dispositions
The Company historically grew through acquisitions and currently expects to complete additional transactions and acquisitions in the future. These acquisitions are subject to a number of customary closing conditions, which may include in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected. If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds.
Without realizing any of the benefits of having completed such transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business, including negative reactions from the financial markets, including negative impacts on the price of the SVS; (ii) distraction of management which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Company; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increase in the scope and complexity of the Company’s operations; (vi) loss or reduction of control over certain of the Company’s assets; (vii) in the case of a proposed acquisition, the Company may need to find an alternative use of any capital earmarked for such proposed acquisitions, to the extent the consideration for such acquisition is paid partly or entirely in cash; and (viii) in the case of a proposed disposition, the Company may not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have been earmarked. Additionally, the Company may issue a significant number of additional SVS which would dilute the current shareholders’ holding in the Company or indirect holdings in the Company.
The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s

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business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.
Service Providers
As a result of any adverse change to the approach in enforcement of cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services to, or business relationship with, the Company and its subsidiaries which may have a material adverse effect on the Company and its subsidiaries’ business, revenues, results of operations, financial condition or prospects.
Enforceability of Contracts
It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges may refuse to enforce contracts in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, the lack of which may have a material adverse effect on the Company’s business, revenues, results of operations, financial condition or prospects.
Resale of the SVS on the TSX
The Company understands that many major securities clearing firms in the U.S. refuse to facilitate transactions related to securities of Canadian public companies involved in the marijuana industry. This is due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. Accordingly, the liquidity of our SVS may be reduced as certain investors may choose not to invest in our securities if they cannot be held and traded through their existing brokerage relationships. Moreover, U.S. residents who acquired SVS from the Company in most instances have acquired “restricted securities” and may find it difficult to find U.S. brokerages willing to hold such restricted securities on behalf of clients and the process of reselling restricted securities can be cumbersome.
Reliance on Management and Key Personnel
The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and other key employees. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. If one or more of these individuals were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.
Social, demographic and economic trends observed on a global basis, are making it more challenging to hire and retain personnel in most industries. Inflationary pressures, shortages, competitiveness in the labor markets where the Company operates, increased employee turnover and changes in the availability of its employees have resulted in, and could continue to result in, increased labor-related costs, which could have a material adverse effect on the Company’s results and financial condition. In addition, these factors have impacted, and could continue to impact, its ability to meet consumer demand, which could negatively affect its financial condition, results, or cash flows. The failure to recruit, retain, motivate, effectively communicate with, and train and develop highly skilled and competent people at all levels of Supremex’ organization could also result in shortages in the availability of appropriately skilled people at any particular levels within the organization and significantly affect its financial results.
News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees who are not U.S. citizens traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Company employees who are not U.S. citizens, then this may reduce our ability to manage effectively our business in the U.S.

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We face intense competition
We face and expect to continue to face intense competition from many other companies. A number of businesses in competition with us, which in the future may include pharmaceutical companies, are also larger and better capitalized than the Company, may enter markets through acquisitive growth, may have longer operating histories and have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources. The market for the products that the Company offers or intends to offer is highly competitive. The competition has been increasing as more U.S. states permit the use of medicinal cannabis and new industry participants and diversified products continue to emerge. Increased competition may hinder the Company’s ability to successfully market its products and services. To remain competitive, the Company requires a continued high level of investment in research and development, marketing, sales, talent retention and client support. The Company may not have the resources, expertise or other competitive requirements to compete successfully in the future and pressure from the Company’s competitors may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
Moreover, the cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. This competition may increase the price the Company must pay for acquisitions and make it more difficult for the Company to purchase additional businesses and assets. Acquisitions conducted by our competitors or other consolidating transactions could, in turn, harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our results of operations. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.
The pharmaceutical industry may attempt to compete with or dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company.
The Company also faces competition from the illicit market and illegal dispensaries and products that are unlicensed and unregulated and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers that the Company may be prohibited from offering to individuals due to laws and regulations. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed production and sale of cannabis and cannabis products could result in increased competition for the Company, which could have a material adverse effect on the Company’s business, financial condition or results of operations.
Agricultural Business Risks
The Company’s business involves the cultivation of the cannabis plant. The cultivation of this plant is subject to agricultural risks related to insects, plant diseases, water and electricity availability and costs, unstable growing conditions and similar agricultural risks, as well as force majeure events. Although the Company cultivates its cannabis plants in indoor, climate controlled rooms staffed by trained personnel and in the future plans to cultivate cannabis plants in greenhouses, there can be no assurance that agricultural risks will not have a material adverse effect on the cultivation of its cannabis and, accordingly, the Company’s business, financial condition and results of operations. The Company may in the future cultivate cannabis plants outdoors, which would also subject it to related agricultural risks.
Unfavorable Publicity or Consumer Perception
The Company believes the adult use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. In particular, the Company’s financial performance in each state will depend on whether patients and physicians view its products as effective and safe for use. Under the laws of the states in which the Company and its affiliates operate, the participation of physicians and health care providers in the certification process is voluntary and therefore depends on a number of variables, including: medical professionals’ views as to the use of medical cannabis to treat qualifying conditions; the risks and benefits to individual patients or patient groups; the policies of particular medical practices; and patient demand. If physicians and other medical professionals do not certify patients where certification is required under state law, the Company’s business, financial position and results of operations may be negatively affected.
Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance

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that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.
Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.
Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. The ability to gain and increase market acceptance of the Company’s products may require the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Company’s business, results of operations or prospects.
Product Liability
As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.
A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.
Product Recalls
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls cause unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. This can cause loss of a significant amount of sales and the Company may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s products were subject to recall, the image of that product and the Company could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and

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potential legal fees and other expenses. A recall may lead to decreased demand for products produced by the Company and could have a material adverse effect on its results of operations and financial condition.
Results of Future Clinical Research
Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Annual Information Form or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Dependence on Suppliers
The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.
Reliance on Inputs
The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. In addition, any restrictions on the ability to secure required supplies or utility services or to do so on commercially acceptable terms could have a materially adverse impact on the business, financial condition and results of operations. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. In 2022, the cost of raw materials, as well as energy, transportation, and logistics necessary for the production and distribution of the Company’s products has rapidly increased. The Company expects the inflationary pressures on input costs to continue to impact its business in 2023.
The Company’s cannabis growing operations consume considerable energy, which makes it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect the business of the Company and its ability to operate profitably.
Limited Market Data and Difficulty to Forecast
As a result of recent and ongoing regulatory and policy changes in the medical and adult use marijuana industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company are inherently difficult to prepare with a high degree of accuracy and reliability. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this Annual Information Form. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

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Intellectual Property Risks
The Company’s ability to compete in the future partly depends on the superiority, uniqueness and value of its intellectual property and technology, including both internally developed technology and technology licensed from third parties. To the extent the Company is able to do so, in order to protect its proprietary rights, the Company will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions which may prove insufficient to protect the Company’s proprietary rights. Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and process may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally-registered marks.
Constraints on Marketing Products
The development of the Company’s business and results of operations may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies for products containing cannabis or ingredients derived from cannabis. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.
Fraudulent or Illegal Activity by Employees, Contractors and Consultants
The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) revenue recognition rules under accounting general standards. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, or steaming from weaknesses in internal controls. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

We may have increased labor costs based on union activity

Labor unions are working to organize workforces in the cannabis industry in general. Currently, 15.3% of our workforce has elected to be represented by a labor organization for purposes of collective bargaining. However, it is possible that greater portions of our workforce at retail and/or manufacturing locations will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability

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to reinvest into the growth of our business. We cannot predict how stable our relationships with U.S. labor organizations will remain or whether we can meet any unions’ requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.
Information Technology Systems and Cyber-Attacks
The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or an increase in capital expenses.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk, whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. To the extent that any disruption or security breach were to result in a loss of, or damage to, the Company’s data, including any personal medical information, the Company could incur liability and reputational damage and could be subject to civil fines and penalties. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations. The Company reduces this risk by employing team members trained in Information Security and requiring that each of these security team members perform an additional 40 hours of Information Security training each year. When hiring security contractors to test the Company’s security systems and procedures, the Company only works with security companies that are established in the industry and possess extensive experience.
The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Security Breaches
Given the nature of the Company’s products and its lack of legal availability outside of channels approved by the government of the U.S., as well as the concentration of inventory in its facilities, there remains a risk of shrinkage as well as theft. If there was a breach in security systems and the Company becomes victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment or if there was a failure of information systems or a component of information systems, it could, depending on the nature of any such breach or failure, adversely impact the Company’s reputation, business continuity and results of operations. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products. Although the Company maintains insurance to protect against such risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.
Reliance on Management Services Agreements
The Company’s subsidiaries, financially controlled entities and other affiliates engage in the medicinal cannabis business through management services agreements entered into with state-licensed entities. Under such agreements, its subsidiaries, financially controlled entities and affiliates perform a number of services, including cultivation, growing and handling of cannabis plants, trimming, curing and packaging of dry flower, patient advisory, lab and scientific research services, consultation on regulatory issues and a variety of management functions. In exchange for providing these services, the Company’s subsidiaries, financially controlled entities and affiliates receive management fees which are a key

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source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the relevant management services agreements. If such agreements are found to be invalid or unenforceable by a governmental body or regulatory entity, or are terminated by the counterparty, this could have a material adverse effect on the business, prospects, financial condition, and results of operations.
If such management services agreement’s structure is in place, the Company will not be the license holder of the applicable state-issued cannabis license, and therefore, only has contractual rights with respect to any interest in any such license. If the license holder fails to adhere to its contractual agreement with the Company, or if the license holder makes, or fails to make, decisions in respect of the license that the Company disagrees with, the Company will only have contractual recourse and will not have recourse to any regulatory authority. The license holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary or production license, thus jeopardizing the status and economic value of the license holder (and, by extension, the Company).
Website Accessibility
Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with state law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.
High Bonding and Insurance Coverage
There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.
The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, public health crisis, labor disputes and changes in the regulatory environment. Such occurrences could result in the interruption of our business, damage to assets, shortage of staff, disruption of supply chain, market volatility, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.
Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.
Risks of Leverage
Although the Company will seek to use leverage in connection with its investments in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.
In addition to leveraging the Company investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense

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and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.
Management of Growth
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Performance Not Indicative of Future Results
The prior investment and operational performance of the Company is not indicative of the future results of operations of the Company. There can be no assurance that the historical results of operations achieved by the Company or its affiliates will be achieved by the Company, and the Company’s performance may be materially different.
Financial Projections May Prove Materially Inaccurate or Incorrect
The Company’s financial estimates, projections and other forward-looking information or statements included in press releases or other filings are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed therein. Shareholders of the Company should inquire and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, the Company’s shareholders and prospective investors should not rely on any projections to indicate the actual results the Company might achieve.
Conflicts of Interest
Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia).
To the best of the Company’s knowledge, other than as disclosed below and elsewhere in this Annual Information Form and the financial statements and management’s discussion and analysis filed periodically by the Company, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company.
Global Economic Conditions
The Company’s business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions.

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A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or it may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.
Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company reviews existing and proposed measures to seek to assess the impact of them on its business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on its business, including higher consumer prices and reduced demand for its products and higher input costs.
Future disruptions and volatility in global financial markets and declining consumer and business confidence, including as a result of an epidemic or pandemic or other health emergencies, economic downturns or increased recession fear, leading to a declining level of commercial activity, could lead to decreased levels of consumer spending and could have a negative impact on the Company’s financial condition. The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market- specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations, and cashflow.
Risks Relating to our Business Structure and our Securities
Status as a Holding Company
The Company is a holding company as substantially all of its assets consist of cash on hand and shares in the capital stock of its subsidiaries, financially controlled entities, joint ventures or other affiliates. As a result, investors in the Company are subject to the risks attributable to its subsidiaries, financially controlled entities and other affiliates. As a holding company, the Company conducts substantially all of its business through its subsidiaries and financially controlled entities, which generate substantially all of its revenues. In addition, since the TSX Listing, the Company is subject to the TSX Requirements, which limit the transfer of cash between the Company and its subsidiaries, one the one hand, and Curaleaf, Inc. and its subsidiaries, on the other hand. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its Canadian and offshore subsidiaries and the distribution of those earnings to the Company. To the extent that the Company requires funds, and its subsidiaries and such other entities are restricted from making such distributions by applicable law, regulation or contract, or are otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition, as well as its ability to make distributions to its shareholders. In the event of bankruptcy, liquidation, or reorganization of any of the Company’s material subsidiaries or financially controlled entities, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries or financially controlled entities before the Company.

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No Dividend Record
Holders of SVS will not have a right to dividends on such shares unless declared by the Board. The Company has no dividend record, and the ability of its subsidiaries to pay dividends and other distributions will depend on their results of operations and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The Company does not anticipate paying any dividends on the SVS in the foreseeable future. Please see “Risk Factors – Anti-Money Laundering Laws and Regulations” herein for additional details.
Restrictions under Debt Instruments
The instruments governing the Company’s indebtedness, including the Note Indenture and the Needham LOC, requires the Company to satisfy certain negative covenants, including items such as restrictions on its ability to pay dividends, to invest in non-wholly owned entities and to incur subordinated and non-subordinated debt. These covenants may prevent the Company from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with businesses that are not subject to the same restrictions. The Company’s ability to comply with these covenants may be affected by economic, financial and industry conditions beyond its control, including credit or capital market disruptions. The breach of any of these covenants could result in a default that would permit the lenders under the notes to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. There is no assurance that the Company will be able to secure additional financing to repay the notes should cash flows from operations be insufficient to repay the indebtedness, whether it is in default or not. If the Company is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to the Company’s financial position and results of operations and could cause it to become bankrupt or insolvent.
Concentrated Voting Control
Mr. Jordan, the Company’s CEO and Chairman, has ownership and control, directly or indirectly, of all of the issued and outstanding MVS and 53,386,134, or 8.1%, of the SVS. As a result, as of December 31, 2024, Mr. Jordan controls, directly or indirectly, 70.8% of the votes attached to the issued and outstanding SVS and MVS and exercises a significant influence over the Company, its subsidiaries and its financially controlled entities. The SVS are entitled to one vote per share and the MVS are entitled to fifteen votes per share. The concentrated control through the MVS could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company or a sale of all of substantially all of the Company’s assets that the Company’s other shareholders support. Conversely, this concentrated control could allow the holders of the MVS to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holders of MVS may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.
Sales of Substantial Amounts of SVS
Sales of a substantial number of SVS in the public market could occur at any time either by existing holders of SVS or by holders of the MVS that are convertible into SVS. These sales, or the market perception that the holders of a large number of SVS or MVS intend to sell SVS, could reduce the market price of the SVS. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities or make acquisitions the consideration of which would be partly or entirely paid in securities of the Company, which may impact the Company’s financial condition or growth strategy.
Volatility of the Market Price for the SVS
The market price for the SVS may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as

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inflation, interest rates and product price volatility, as well as health crisis, severe weather events, or armed conflicts; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.
Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the SVS may decline even if our results of operations, underlying asset values or prospects have not changed.
These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the SVS may be materially adversely affected.
Liquidity Risks with the SVS
The SVS are currently listed and posted for trading on the TSX and are quoted on the OTCQX. The Company cannot predict at what prices the SVS will continue to trade, and there is no assurance that an active trading market will be sustained. The liquidity of any market for the SVS will depend on a number of factors, including, but not limited to, the number of shareholders, our operating performance and financial condition, the market for similar securities, the extent of coverage by securities or industry analysts, and the interest of securities dealers in trading the SVS. The SVS do not currently trade on any U.S. national securities exchange. In the event SVS begin trading on any U.S. national securities exchange, the Company cannot predict at what prices the SVS will trade and there is no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the SVS.
Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with the Company’s financial results, operations or business prospects. This volatility could depress the market price of SVS for reasons unrelated to operating performance or financial results. Moreover, the OTC Markets is not a U.S. national securities exchange, and trading of securities quoted on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling SVS on the OTC Markets.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

The trading market for our SVS will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no or few securities or industry analysts cover our Company, the trading price and volume of our shares would likely be negatively impacted. If one or more of the analysts who cover us downgrades our shares or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

The market for the SVS may be limited for holders of our securities who live in the U.S.

Given the heightened risk profile associated with cannabis in the U.S., capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the U.S. to trade our securities. In the event residents of the U.S. are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

Shareholders have little or no rights to participate in our business affairs.

With the exception of the limited rights of shareholders under applicable Canadian laws, the day-to-day decisions regarding the management of our affairs will be made exclusively by our board of directors and officers. Our shareholders will have little or no control over our future business and investment decisions, our business, and affairs, including the

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selection and investment in licensees, dispensaries, cultivation operations and real estate. We may also retain consultants, advisors and agents to provide various services to us, over which the shareholders will have no control. There can be no assurance that our board of directors, officers, advisors or agents will effectively manage and direct our affairs.
Enforcement against Directors and Officers outside of Canada
The Company’s directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the U.S. may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a U.S. court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.
Tax Risks
Application of Section 280E of the Code
Section 280E of the Code, as amended prohibits businesses from deducting certain expenses for U.S. federal income tax purposes associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has historically invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is generally interpreted narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted.
Starting in the quarter ended June 30, 2024, the Company has taken the position that Section 280E does not apply to any of its business, including its US operations engaged in the production and sale of “marijuana” under U.S. Federal Law (the “280E Position”). This is contrary to previous positions taken by the Company in its historical tax filings with respect to its U.S. marijuana operations. On June 28, 2024, the IRS confirmed that it continues to consider Section 280E to apply to businesses that engage in the U.S. marijuana business, even if such businesses are state-licensed. The IRS further indicated that it intends to challenge refund claims by taxpayers claiming that Section 280E does not apply to such operations. The Company believes there is a great likelihood that the IRS will audit the income tax returns of cannabis-related businesses due to its 280E Position. The Company has recorded a significant uncertain tax position based upon its challenge of the applicability of Section 280E in determining the Company’s income tax liability, and the Company filed refund claims for tax years 2020 and 2022 based on the non-application of Section 280E and has reported as a non-Section 280E taxpayer for tax year 2023 and going forward. The Company believes that it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, as the Company cannot be certain that it will prevail in its dispute with the IRS regarding the inapplicability of Section 280E. Should the Company not prevail, the Company would become liable to settle its Uncertain tax position plus any additional interest and penalties charged by the IRS or other applicable state tax jurisdictions, which could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.
Changes in Tax Law
There can be no assurance that the Canadian, European, and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or shareholders.
In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future. The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of shares of the Company’s SVS. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of our SVS is uncertain.

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In addition, the Inflation Reduction Act of 2022 was recently signed into law and includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Company’s SVS.
Dividends on the SVS may be subject to Canadian and/or U.S. withholding tax
It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, the gross amount (without reduction for Canadian tax withholding) of any dividends received by shareholders who are residents of Canada for purposes of the Income Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.
Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Internal Revenue Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.
Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax (at the gross amount, without reduction for any deduction for any Canadian or other tax withholding) and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.
There can be no assurance that the Company will be able to make returns to shareholders in a tax efficient manner
The Company will endeavor to establish a tax efficient structure for its operations. The Company has made certain assumptions regarding taxation as part of this planning and existing work to structure the business. However, if these assumptions are not correct, taxes may be imposed with respect to the Company’s assets, or the Company may be subject to tax on its income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for shareholders (or shareholders in certain jurisdictions). Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends (if any, which the Company does not envisage the payment of, at least in the short to medium term). In addition, the Company may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.

DIVIDENDS
The Company has not declared or paid any cash dividends on its securities for the years ended December 31, 2022, 2023 and 2024, and does not currently anticipate paying any dividends on its securities, in the near term. The Company currently intends to reinvest its earnings to finance the growth of its business. Any future determination to pay dividends on its securities will be at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirement and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate laws and other factors that the Board of Directors may deem relevant. See “Risk Factors – No Dividend Record” in this Annual Information Form for additional information.

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DESCRIPTION OF THE CAPITAL STRUCTURE
The following is a summary of the material attributes and characteristics of the Company’s authorized share capital. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s articles, available on SEDAR+ on the Company’s profile at www.sedarplus.ca.
Authorized and Issued Share Capital
In December 2023, in connection with the Company’s TSX listing, the Company implemented the Articles Amendments in order to: (i) create a new class of Exchangeable Shares (non-voting and non-participating) in the capital of the Company exchangeable at the holder’s option into SVS and authorize the issuance of an unlimited number of Exchangeable Shares and (ii) restate the rights of the SVS to provide for a conversion feature whereby each SVS may at any time, at the holder’s option, be converted into one (1) Exchangeable Share. The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Articles Amendments aim to provide Company’s shareholders with the option to convert their SVS into Exchangeable Shares, if such shareholders prefer to hold non-voting and non-participating shares as a result of the uncertainty and complexity of cannabis regulations in the U.S.
Following the Articles Amendments, the Company’s authorized share capital consists of: (i) an unlimited number of MVS, without par value (of which 93,970,705 were issued and outstanding as at December 31, 2024); (ii) an unlimited number of SVS without par value (of which 656,088,216 SVS were issued and outstanding as at December 31, 2024, and (iii) an unlimited number of Exchangeable Shares, without par value (of which none were issued as at December 31, 2024).
Multiple Voting Shares
Holders of MVS are entitled to fifteen (15) votes in respect of each MVS held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the MVS are entitled to receive any dividend, in cash or in property of the Company, declared by the Board of Directors in respect of the SVS (on an as-converted to SVS basis), subject to the rights of the holders SVS. No dividend will be declared or paid on the MVS, unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS. In the event of the payment of a dividend in the form of shares, holders of MVS shall receive MVS, unless otherwise determined by the Board of Directors of the Company. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or automatically upon the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan, CEO and Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. The MVS do not carry any preemptive, redemption, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.
Subordinate Voting Shares
Holders of SVS are entitled to one (1) vote in respect of each SVS held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the SVS are entitled to receive any dividend declared, in cash or in property of the Company, by the Board of Directors in respect of the SVS, subject to the rights of the holders MVS. No dividend will be declared or paid on the SVS, unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the MVS. In the event of the payment of a dividend in the form of shares, holders of SVS shall receive SVS, unless otherwise determined by the Board of Directors. The holders of the SVS will be entitled to receive, subject to the rights of the holders of MVS, the remaining property and assets of the Company available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. The SVS do not carry any preemptive, redemption, conversion, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional

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capital. Each issued and outstanding SVS may at any time, at the option of the holder, be converted into one Exchangeable Share. The conversion right may be exercised at anytime and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the SVS or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion.

Exchangeable Shares

Except as otherwise required by the Business Corporations Act (British Columbia), the holders of Exchangeable Shares are not entitled to receive notice of, attend, or vote at meetings of the Shareholders of the Company. The holders of Exchangeable Shares are not entitled to receive any dividends. The holders of Exchangeable Shares are not entitled to receive any amount, property or assets of the Company upon its dissolution, liquidation or winding-up. Each issued and outstanding Exchangeable Share may at any time, at the option of the holder, be exchanged for one SVS. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Exchangeable Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion.

Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the SVS, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each a “Change of Control”), each Exchangeable Share that is outstanding on the effective date of a Change of Control shall remain outstanding and, upon the exchange of such Exchangeable Share thereafter, shall be entitled to receive and shall accept, in lieu of the number of SVS that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Exchangeable Share as of such date (the “Adjusted Exchange Consideration”), provided that, in the event that, in connection with a Change of Control, the Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially equivalent in all respects to the terms of the Exchangeable Shares (the “Alternative Exchangeable Security”), as determined by the board of directors of the Company, acting reasonably, using the same exchange ratio as is applicable for the SVS in connection with such Change of Control, then in such circumstances, each Exchangeable Share that is outstanding on the effective date of a Change of Control shall be exchanged for the Alternative Exchangeable Security.
Stock and Incentive Plan
The Company’s 2018 Stock and Incentive Plan (as amended from time to time, the “Plan”) provides that the Board of Directors may, from time to time by resolution, grant to directors, officers, employees and consultants (who are natural persons) of the Company Options, Stock Appreciation Rights, Restricted Stock and RSUs, Performance Awards, Dividend Equivalents and Other Stock-Based Awards, as such terms are defined in the Plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. The maximum number of SVS reserved for issuance under the Plan at any point and time is 10% of the issued and outstanding SVS from time to time, including the aggregate number of SVS issuable on conversion of the MVS.
Options & RSUs
As of December 31, 2024, there were 29,661,070 options to purchase SVS issued and outstanding, whether vested or unvested (“Options”). Each Option gives its holder the right to purchase one SVS. In addition, there were 9,061,395 restricted stock units (“RSUs”) vested at December 31, 2024. Each RSU gives its holder the right to receive a SVS or a cash payment equivalent to the Fair Market Value (as defined in the Plan) of a SVS.
Constraints
There are no constraints imposed on the ownership of securities of Curaleaf to ensure a certain level of Canadian ownership of Curaleaf.

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Ratings
Curaleaf has not requested nor, to management’s knowledge, has Curaleaf received any ratings from any rating organizations in respect of any securities of the Company.

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME
Trading Price and Volume
The SVS are listed and traded under the symbol “CURA” on the TSX, and are quoted on the OTCQX under the symbol “CURLF”. The MVS and the Exchangeable Shares are not listed for trading on any stock exchange. The following table shows the monthly range of high and low prices per SVS at the close of market, as well as monthly volumes and average daily volumes of the SVS traded during the fiscal year ended December 31, 2024:

Month	Price per SVS (C$) Monthly High	Price per SVS (C$) Monthly Low	SVS Total Monthly Volume	SVS Average Daily Volume
January 2024	C$7.21	C$5.22	10,153,800	461,536
February 2024	C$7.81	C$6.39	9,441,300	472,065
March 2024	C$7.47	C$5.12	10,103,500	505,175
April 2024	C$8.73	C$6.47	12,231,000	555,955
May 2024	C$8.60	C$6.11	9,202,300	418,286
June 2024	C$6.47	C$5.20	5,199,700	259,985
July 2024	C$6.09	C$4.99	3,761,300	170,968
August 2024	C$5.50	C$3.65	7,004,800	333,562
September 2024	C$4.34	C$3.80	6,065,600	303,280
October 2024	C$4.94	C$3.92	4,604,100	209,277
November 2024	C$4.38	C$2.27	15,953,300	759,681
December 2024	C$2.80	C$2.06	11,574,300	609,174

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Prior Sales
The following tables summarize details of the following securities that are not listed or quoted on a marketplace issued by the Company, during the most recently completed financial year end.
Options
Pursuant to the Plan, during the most recently completed financial year, the Company issued the following Options:

Date of Issuance(1)	Number of Options(2)	Exercise Price	Expiry Date	Grant Date Fair Value
March 13, 2024	2,024,010	$4.04	March 13, 2034	$4.04
May 13, 2024	94,909	$5.60	May 13, 2034	$5.60
May 31, 2024	53,151	$4.62	May 31, 2034	$4.64
June 28, 2024	192,030	$3.83	June 28, 2034	$3.85
August 12, 2024	59,897	$3.12	August 12, 2034	$3.14
September 30, 2024	476,284	$3.03	September 30, 2034	$3.06
November 11, 2024	160,439	$2.09	November 11, 2034	$1.66
November 11, 2024	36,066	$7.30	November 11, 2034	$1.66
November 11, 2024	9,934	$12.30	November 11, 2034	$1.66
November 11, 2024	7,730	$15.52	November 11, 2034	$1.66
December 17, 2024	127,254	$1.57	December 17, 2034	$1.62
December 31, 2024	454,023	$1.52	December 31, 2034	$1.56
_____________________________________________
Note:
(1)Issued to certain officers and directors of the Company, pursuant to the Plan.
(2)Vested and non-vested.
RSUs
Pursuant to the Plan, during the most recently completed financial year, the Company issued the following RSUs:

Date of Issuance	Number of RSUs	Grant Date Fair Value
March 13, 2024	6,232,705	$4.04
May 13, 2024	337,606	$5.60
May 31, 2024	39,862	$4.64
June 14, 2024	224,928	$4.01
June 28, 2024	108,799	$3.85
August 12, 2024	49,736	$3.14
September 30, 2024	357,213	$4.52
November 11, 2024	492,876	$1.66
December 17, 2024	95,441	$1.62
December 31, 2024	340,518	$1.56

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Certain directors, officers and significant shareholders of the Company entered into lock-up agreements pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, not to sell any SVS (or announce any intention to do so), or any securities issuable in exchange therefor, for a certain specified period ranging from six to 24 months following the closing of the applicable transaction (e.g., equity financing, business or asset acquisitions, etc.). Further, certain securities of the Company are held in escrow by Odyssey Trust Company, as escrow agent. To the Company’s knowledge, the following securities are therefore in escrow or subject to contractual restrictions on transfer as of December 31, 2024:

Class of Securities	Number of Securities in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
MVS	—	—%
SVS	2,490,609	0.5%

DIRECTORS AND OFFICERS OF THE COMPANY
The following table sets out, as of the date of this Annual Information Form. for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and the date on which the person became an officer or director. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.
All of the directors and executive officers of the Company, collectively as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 72,310,739 SVS (or approximately 11.0% of SVS as at December 31, 2024) and 93,970,705 MVS (or 100% of MVS as at December 31, 2024).
Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s exercise of independent judgment. Mr. Boris Jordan, the control person and the CEO and Chairman of the Company, Joseph Lusardi, Executive Vice Chairman of the Company, and Mitchell Kahn, director of the Company and co-founder and CEO of Grassroots are not considered independent, whereas Jaswinder Grover, Karl Johansson, Peter Derby, Shasheen Shah and Michelle Bodner are considered independent.

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Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Director of the Company Since	Principal Occupation(s) for Past Five (5) Years
Boris Jordan(2) Florida, USA	58	CEO and Chairman	Jan-13	SPK Group, Founder; Measure 8 Venture Partners, Founding Partner
Joseph Lusardi Massachusetts, USA	50	Executive Vice Chairman	Mar-16	Massapoag Advisors, Principal and Founder
Jaswinder Grover Nevada, USA	59	Director	Feb-20	Allegiant Institute and the Smoke Ranch Surgery Center, Founder, Developer, and Owner
Karl Johansson(1)(2)(3)(5) Minnesota, USA	75	Director	Oct-18	Ernst & Young, Managing Partner
Peter Derby(1)(2)(4) New York, USA	64	Director	Oct-18	Concinnity Advisors, LP, Founder
Mitchell Kahn Illinois, USA	64	Director	Jul-20	Grassroots, Co-founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO.
Michelle Bodner New York, USA	64	Director	Dec-22	Curaleaf Holdings, Inc., Regional President
Shasheen Shah(1)(5) New Mexico, USA	54	Director	Dec-22	Coherent Strategies LLC., CEO
_____________________________________________
Notes:
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Chair of the Audit Committee.
(4)Chair of the Compensation Committee.
(5)Member of the Governance Committee.
Executive Officers who do not also serve as Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Officers of the Company Since	Principal Occupation(s) for Past Five (5) Years
Ed Kremer New York, USA	53	Chief Financial Officer	Jul-22	Sway Ventures, Operating Partner
Peter Clateman New York, USA	56	Chief Legal Officer	Jul-17	SPK Group, General Counsel and Chief Compliance Officer; Renaissance Capital, and VR Capital
Camilo Lyon New York, USA	49	Chief Investment Officer	Aug-22	Harixston Consulting, CEO/Founder; BTIG, Managing Director; Canaccord Genuity Inc., Managing Director, Equity Research - Head of US Consumer
Biographies
The following are brief profiles of the Company’s directors and executive officers.
Directors
Boris Jordan, Executive Chairman of the Board of Directors (Age 58)
Boris Jordan is an American entrepreneur, who has co-founded numerous multi-billion dollar businesses across financial services, technology, and energy industries. Mr. Jordan’s career investing in emerging markets has afforded him a unique leadership perspective he has applied to the cannabis industry over the past decade. Mr. Jordan was an early

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investor in the cannabis industry, and became Executive Chairman of Curaleaf, then named Palliatech, in 2014. Since acquiring majority control of Curaleaf in 2015, he has been impactful in the Company’s emergence as an industry leader. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University, where he holds a B.A.
Joseph F. Lusardi, Executive Vice Chairman (Age 50)
Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has over a decade of cannabis experience, as well as 20 years’ experience in finance, private equity and entrepreneurship. Since 2015, Mr. Lusardi has led the Company through a significant growth trajectory from a small medical device company to a publicly traded, vertically integrate, multi state cannabis operator. In 2019, he oversaw two transformational acquisitions – Select, the leading cannabis wholesale brand in the U.S., and Grassroots, which expanded Curaleaf’s presence from 12 to 19 states with over 130 licenses. Mr. Lusardi has been instrumental in developing an organizational strategy focused on the advancement of cannabis science to support patients in need of medical cannabis as well as adult-use customers. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.
Jaswinder Grover, MD, Director (Age 59)
Jaswinder Grover, M.D. is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years. Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the U.S. as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.
Karl Johansson, Director (Age 75)
Mr. Johansson has broad experience in serving multinational clients, the coordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. Mr. Johansson has been a Managing Partner of Ernst & Young CIS and a Regional Partner for Eastern Europe countries, including CIS. He was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan and Ukraine. He has also worked in Hong Kong, China and the Middle East. Mr. Johansson serves as the Chair of the Audit Committee, as well as a member of the CN Committee. Mr. Johansson received a Bachelor’s degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

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Peter Derby, Director (Age 64)
Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson’s tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission’s Managing Executive for Operations and Management. Earlier in his career, he was a Corporate Finance Officer at National Westminster Bank USA and an Auditor at Chase Manhattan Bank. Mr. Derby serves as the Chair of the CN Committee, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.
Mitchell Kahn, Director (Age 64)
Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Mr. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Mr. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Mr. Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the U.S. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Mr. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Mr. Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated cannabis operation in the U.S., he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Mr. Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.
Michelle Bodner, Director (Age 64)
Michelle Bodner is a Wall Street trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then Palliatech, Inc.) as a consultant responsible for its New York State license application. Since that time, Michelle has held multiple positions at Curaleaf, including tenures as a director, first Chief Operating Officer, and the President and CEO of Curaleaf’s New York and Florida operations. Michelle was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle served in various roles, including Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women’s World Banking.
Shasheen Shah, Director (Age 54)
Shasheen Shah is a leadership development coach and trusted advisor to global executives and organizations. As CEO of Coherent Strategies Consulting and Coaching, he specializes in developing high-performance teams, achieving successful business outcomes, and navigating the personal challenges that come with leadership. Mr. Shah has collaborated with executives from renowned companies, including Credit Suisse, Goldman Sachs, Barclays, Tesla, ButcherBox, and LinkedIn. He is also the author of "The Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life." As a member of the company's governance and audit committees, Mr. Shah brings extensive experience in strategic planning and financial reviews. He has partnered with CEOs and CFOs to conduct yearly and quarterly financial reviews across various stages of company growth. His work spans diverse sectors, from venture-backed startups to mid-sized businesses in both public and private markets, ensuring alignment between strategic activities and financial goals. Mr. Shah holds a BA in Philosophy from Colgate University and an MA in Clinical Psychology from Antioch University.

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Executive Officers who do not also serve as Directors
Ed Kremer, Chief Financial Officer (Age 53)
Mr. Kremer’s career spans over 20 years of executive leadership, growth and restructuring experience managing diverse high performing teams ranging from high growth start-ups to publicly traded companies spanning technology, manufacturing, wholesale distribution and retail environments. Prior to Curaleaf, Mr. Kremer has most recently been working in the cannabis industry and brings decades of experience as a public CFO, and leader at companies such as Oakley, Beats by Dre, and Oliver Peoples. As CFO, Mr. Kremer leads our Finance department and all other functions, overseeing IT, Financial Planning & Analysis/Analytics, Investor Relations, Insurance & Risk, and other Finance-related initiatives.
Peter Clateman, Chief Legal Officer (Age 56)
Peter Clateman has more than 25 years of legal experience in investing and investment funds, including almost 20 years as general counsel. He has served as GC and CCO of The Sputnik Group, and Renaissance Capital, as well as VR Capital, an award-winning, distressed-asset fund with more than $2 billion under management. Mr. Clateman also served as head of Legal and was a Management Board Member of UC Rusal during its acquisition of SUAL and assets of Glencore to become the world’s biggest aluminum company. He previously was an associate with Skadden, Arps, Slate, Meagher, and Flom.
Camilo Lyon, Chief Investment Officer (Age 49)
Camilo Lyon has over 20 years of experience working in capital markets and equity research, where he focused on global consumer and retail companies. He previously worked at prominent Wall Street firms such as Goldman Sachs, Bank of America, and Canaccord Genuity. Mr. Lyon most recently served as Managing Director at BTIG, where he led the equity research effort covering consumer discretionary and cannabis sectors, and brings a wealth of knowledge and relationships to Curaleaf.
Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions
To the knowledge of the Company, none of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.
To the knowledge of the Company, none of the Company’s directors, executive officers or significant shareholders has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the knowledge of the Company, no director, executive officer or significant shareholder of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company.

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Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia).
To the best of the Company’s knowledge, other than as disclosed elsewhere in this Annual Information Form and the financial statements and management’s discussion and analysis filed periodically by the Company, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company. Among other legal disputes, the Company is currently, or was, during the last two most recently completed financial years, involved in the following proceedings relating to material disputes:
Hello Farms. In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility for the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”). A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. Subsequently, in February 2025, Hello Farms filed a motion for award of prejudgment interest of $5.0 million, which would increase the Company’s maximum loss on this litigation to $36.8 million. The Michigan Entities intend to challenge the ruling, both in the District Court and on appeal, on various grounds. Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of December 31, 2024 is substantially less than the total potential loss associated with the judgment. If the Company’s appeals are unsuccessful, it is reasonably possible it could result in a loss significantly exceeding the Company’s estimated accrual.
Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”) filed suit against Nitin Khanna and six other former officers, directors and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County, alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc. and certain other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty and tortious interference in connection with the Company’s acquisition of Cura Partners, Inc. In addition, the third-party complaint alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the other third-party plaintiffs sought actual damages in an amount of $515 million and other relief. Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-

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party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal, which was subsequently signed by the judge and which dismissed without prejudice all of the plaintiffs’ claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.
The remaining claims were settled in October 2023 by all parties, pursuant to which Curaleaf, its affiliates, their respective officers, directors and employees were released without any liability, payment of consideration of any kind or admission of liability.
Parallel Illinois, LLC. On April 1, 2021, Curaleaf and the owners of the Illinois Assets (the “Plaintiffs”) signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, total consideration for the purchase of the Illinois Assets was $100 million, which consisted of cash consideration of $60 million and equity consideration of $40 million in Parallel stock, as well as earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating Parallel was not in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declaring the definitive agreements to purchase the Illinois Assets terminated. On February 2, 2022, the Company filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, the Company determined that the $10 million deposit received from Parallel was no longer refundable and, accordingly, recognized a gain of $10 million within Other income, net in the Consolidated Statements of Operations during the year ended December 31, 2022. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under this agreement, the Company received $0.5 million upon the fulfillment of certain conditions. Furthermore, as part of this settlement, Parallel formally released its claims against the Plaintiffs, including with respect to any claim for return of the $10 million deposit.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any anticipated or current director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly) more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
Companies affiliated with Mr. Boris Jordan, the control person CEO and Chairman of the Company, have provided consulting services to Curaleaf, Inc. related to financial analysis, business planning, recruiting, logistical support and other matters. Consulting fees and expense reimbursement paid by Curaleaf, Inc. for such services were, $1.0 million, $0.45 million and zero in years ended December 31, 2022, 2023 and 2024, respectively. For additional details about the Company’s related party transactions with its current directors or executive officers, refer to Note 27 — Related party transactions of the Consolidated Financial Statements.

INDEPENDENT AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Company is PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), at its principal offices in New York, New York, and the transfer agent and registrar for the SVS is Odyssey Trust Company at its principal offices in Calgary, Alberta and Vancouver, British Columbia.

MATERIAL CONTRACTS
The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year, but which are still in effect and which is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations:

•the trust indenture dated as of the 15th day of December, 2021, between the Company and Odyssey Trust Corporation (the “Note Indenture”), as supplement by the First Supplemental Indenture dated as of the 21st day of September, 2021, providing for the issue of 8.0% senior secured notes of the Company due December

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15, 2026, as amended pursuant to a first amendment dated as of the 8th day of February, 2022, as supplemented by the Second Supplemental Indenture dated as of the 8th day of December, 2023 amending certain terms of the Noe Indenture in connection with the TSX Listing, and as supplemented by the Third Supplemental Indenture dated as of the 17th days of January, 2025 providing for the issue of 10.0% senior secured notes due January 17, 2027;
•the Protection Agreement; and
•the Shareholders’ Agreement in respect of Curaleaf, Inc.
Copies of the above material contracts are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

INTEREST OF EXPERTS
No person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in, or referred to in, a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, our most recently completed financial year, or whose profession or business gives authority to such report, valuation, statement or opinion, holds any registered or beneficial interest, direct or indirect, in any of our securities or other property of our Company or one of our associates or affiliates and no such person or company, or a director, officer or employee of such person or company, is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our associates or affiliates and no such person is one of our promoters or the promoter of one of our associates or affiliates.
PKF O’Connor Davies has performed the audit in respect of the Consolidated Financial Statements and issued independent auditor’s reports thereon. PKF O’Connor Davies has also confirmed it is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the Company’s consolidated financial statements.

AUDIT COMMITTEE
The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company’s annual audited consolidated financial statements and unaudited interim consolidated financial statements, and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is responsible for reviewing with management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.
The Audit Committee also pre-approves all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.
The Audit Committee of the Company is comprised of the following three independent directors. The table also indicates whether they are “financially literate” within the meaning of NI 52-110. See the respective biography of each member of the Audit Committee under “Directors and officers of the Company” for a description of the education and experience that are relevant to the performance of their responsibilities as members of the Audit Committee.

Name of Member	Independent(1)	Financially Literate(2)
Shasheen Shah	Yes	Yes
Peter Derby	Yes	Yes
Karl Johansson(3)	Yes	Yes
_____________________________________________
(1)A member of the Audit Committee is independent if he or she has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.

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(2)A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)Chair of the Audit Committee.
The Audit Committee operates under a written charter, which is attached hereto as Appendix ‘A’ and which sets forth the purpose, composition, authority and responsibility of the Audit Committee. Further, the Audit Committee adopted a whistleblower policy to handle complaints, reports and concerns by any individual regarding actual or potential violations of any applicable law and other suspected wrongdoing, including questionable accounting practices and conduct prohibited under the Company’s policies.
Independent Auditors’ Fees
Related to the work for the years ended December 31, 2024, and 2023, the Company was billed the following fees by its external auditors:

	Years Ended
($ in thousands)	December 31, 2024	December 31, 2023
Audit Fees - PKF O’Connor Davies, LLP (1)	$2,720	$2,850
Audit Fees - Antares Professional Corp (1)	—	395
Audit Fees - PKF Littlejohn, LLP (1)	—	195
Audit-Related Fees (2)	—	108
Tax Fees (3)	—	—
All Other Fees (4)	65	—
Total	$2,785	$3,548
_____________________________________________
(1)“Audit Fees” refers to fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.
(2)“Audit-Related Fees” refers to fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in “Audit Fees”.
(3)“Tax Fees” refers to fees for tax compliance, tax advice and planning, for example in the context of internal reorganizations or acquisitions
(4)“All Other Fees” refers to all other fees not included above.

ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar under the Company’s profile. Additional information is also provided in the Consolidated Financial Statements and Annual MD&A for the most recently completed financial year.
Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its annual general meeting of shareholders held on June 14, 2024.

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GLOSSARY OF TERMS
The following terms or acronyms used in this Annual Information Report are defined below:

Term or Acronym	Definition
C$	notates the information is presented in Canadian dollars
$ or US$	notates the information is presented in U.S. dollars
2018 Farm Bill	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — Reform of Federal Legislation on Industrial Hemp”
2022	refers to the year ended December 31, 2022
2023	refers to the year ended December 31, 2023
2024	refers to the year ended December 31, 2024
Adjusted Exchange Consideration	has the meaning ascribed thereto under “Description of the Capital Structure – Exchangeable Shares”
Alternative Exchangeable Security	has the meaning ascribed thereto under “Description of the Capital Structure – Exchangeable Shares”
Annual Information Form	has the meaning ascribed thereto under “Explanatory Notes — Introductory Information”
Annual MD&A	has the meaning ascribed thereto under "Explanatory Notes — Introductory Information"
Articles Amendments	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
ATF	the Bureau of Alcohol, Tobacco, Firearms and Explosives
Audit Committee	the audit committee of the Board of Directors
Bank Secrecy Act	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
Base Shelf Prospectus	has the meaning ascribed thereto under “General Development of the Business — Recent Developments”
BHH	has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2022 — Acquisition — Broad Horizon Holdings, LLC"
Bloom	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisition — Bloom Dispensaries”
Board of Directors	the board of directors of the Company
Business Combination	has the meaning ascribed thereto under “Corporate Structure — Incorporation and Office”
CAOA	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
CBD	cannabidiol
CCO	the Company’s Chief Compliance Officer
CDS	CDS Clearing and Depository Services Inc.
Change of Control	has the meaning ascribed thereto under “Description of the Capital Structure – Exchangeable Shares”
Class A Voting Stock	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Class B Non-Voting Stock	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Class C Voting Stock	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Code	the U.S. Internal Revenue Code of 1986, as amended
CODM	has the meaning ascribed thereto under “Business of the Company – Operating Segments”
Cole Memorandum	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
Common Stock	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Company or Curaleaf	Curaleaf Holdings, Inc., its direct and indirect subsidiaries and financially controlled entities
Compensation Committee	the compensation committee of the Board of Directors
Compliance Put Transaction	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Congress	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Environment: Issuers with U,S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act””
Consolidated Financial Statements	has the meaning ascribed thereto under “Explanatory Notes — Introductory Information”
Conversion	has the meaning ascribed thereto under "Business of the Company — TSX Listing and Internal Reorganization"
CRC Board	has the meaning ascribed thereto under “General Development of the Business — Subsequent Events”
CSA	the U.S. Federal Controlled Substances Act (21 U.S.C. § 811)
CSE	the Canadian Securities Exchange
Curaleaf International	has the meaning ascribed thereto under “Business of the Company – TSX Listing and U.S. Reorganization”
Curaleaf, Inc.	has the meaning ascribed thereto under "Business of the Company — TSX Listing and Internal Reorganization"
Curaleaf, Inc Board	has the meaning ascribed thereto under "Business of the Company — TSX Listing and Internal Reorganization"

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DEA	the U.S. Drug Enforcement Administration
Deseret	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2023 — Acquisitions — Deseret Wellness”
Dirigo	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2023 — Divestitures: Discontinued Operations — adult use Maine”
DOJ	the U.S. Department of Justice
Doubling Road Holdings	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Connecticut Arbitration”
DTC	Depository Trust Company
EDGAR	means the Electronic Data Gathering, Analysis and Retrieval
EMMAC	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2021 — Acquisitions”
EMMAC Transaction	has the meaning ascribed thereto under “General Development of the Business — Recent Developments — Acquisition of EMMAC Life Sciences Limited”
EU	the European Union
EWB	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2023 — Capital Structure – Asset-Based Revolving Credit Facility”
EWB Promissory Note	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2023 — Capital Structure – Asset-Based Revolving Credit Facility”
Exchange Act	the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
FDA	the U.S. Food and Drug Administration
FDCA	has the meaning ascribed thereto under “Risk Factors — General Regulatory and Legal Risks — Regulatory Actions and Approvals from the Food and Drug Administration”
FDIC	the Federal Deposit Insurance Corporation
financially controlled entity	with respect to a specified corporation, an entity over which such factual financial control is exercised that such entity may be consolidated for financial purposes with the financial results of the specified corporation
FinCEN	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
FinCEN Guidance	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
forward-looking statements	has the meaning ascribed thereto under “Explanatory Notes — Forward-Looking Statements”
Four20	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Four20 Pharma GmbH”
GMP	good manufacturing practices
Government
(a) the government of Canada, the U.S. or any other foreign country; (b) the government of any Province, state, county, municipality, city, town, or district of Canada, the U.S. or any other foreign country; and (c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b), and for greater certainty, includes the CSE, and the TSX.

Half Moon Nursery	has the meaning ascribed thereto under “General Development of the Business — Recent Developments – Half Moon Nursery, Inc. Acquisition”
HHS	the U.S. Secretary of Health and Human Services
Holders	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Connecticut Arbitration”
ICFR	Internal Controls over Financial Reporting (as defined under Rule 13a-15(f) under the U.S. Exchange Act)
IFRS	has the meaning ascribed thereto under “Explanatory Notes — Presentation of Financial Information”
Indenture Amendments	has the meaning ascribed thereto under “Business of the Company – TSX Listing and U.S. Reorganization”
Investment	has the meaning ascribed thereto under "Business of the Company — TSX Listing and Internal Reorganization"
Investor	has the meaning ascribed thereto under “Corporation Structure – Intercorporate Relationships – Change in Ownership”
IRS	the U.S. Internal Revenue Service
IT	Information Technology
Measure 8	has the meaning ascribed thereto under “Interest of Management and Others in Material Transactions”
MI 61-101	Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions
MJDS	the U.S./Canada Multijurisdictional Disclosure System
MORE Act	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
MOU	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — Heightened Scrutiny by Regulatory Authorities”
MVS	the multiple voting shares in the capital of the Company
NGC	has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2024 – Acquisitions – Northern Green Canada Inc.”

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NHS	the U.K. National Health Service
NI 52-110	National Instrument 52-110 — Audit Committees
Non-Voting Exchangeable Shares	has the meaning ascribed thereto under “Business of the Company – TSX Listing and U.S. Reorganization”
Note Indenture	has the meaning ascribed thereto under “Material Contracts”
NRPC	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — NRPC Management, LLC”
NRPC Management	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — NRPC Management, LLC”
Options	has the meaning ascribed thereto under “Description of the Capital Structure — Options & RSUs”
Order	has the meaning ascribed thereto under “Business of the Company – TSX Listing and U.S. Reorganization”"
OTCQX	the OTCQX® Best Market, an over-the-counter stock exchange, by OTC Markets Group
PalliaTech CT	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Connecticut Arbitration”
Parallel	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Parallel Illinois, LLC”
Parallel Settlement Agreement	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Parallel Illinois, LLC”
person	any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government
PKF O’Connor Davies	has the meaning ascribed thereto under “Independent Auditor”
Plan	has the meaning ascribed thereto under “Description of the Capital Structure — Stock and Incentive Plan”
Plaintiffs	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Parallel Illinois, LLC”
POCA 2002	has the meaning ascribed thereto under “Risk Factors — General Business Risks — Expansion into Foreign Jurisdictions — Changes in Applicable Legislation (including POCA 2002)”
Protection Agreement	has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships – Change in Ownership”
PT Florida	PalliaTech Florida, LLC, a subsidiary of the Company
Put Right	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Connecticut Arbitration”
Put Transaction	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
PWO	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Pueblo West Organics, LLC”
R&D	Research and Development
Registration Statement	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Capital Structure”
Remedy	has the meaning ascribed thereto under “General Development of the Business — Three Year History — Acquisitions”
Reorganization	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Replacement Investor	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
Research Expansion Act	has the meaning ascribed thereto under “Federally Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
Rohrabacher-Farr Amendment	has the meaning ascribed thereto under “Regulatory Environment: Issuers with U.S. Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
Roll-Up Shares	has the meaning ascribed thereto under “Corporate Structure – TSX Listing and U.S. Reorganization”
RSUs	has the meaning ascribed thereto under "Description of the Capital Structure — Options & RSUs"
SAFE Banking Act	has the meaning ascribed thereto under “United States Regulatory Overview — Regulation of Cannabis in the U.S. Federally — Money Laundering Laws”
SAFER Banking Act	has the meaning ascribed thereto under “United States Regulatory Overview — Regulation of Cannabis in the U.S. Federally — Money Laundering Laws”
Sapphire Medical	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Sapphire Medical Clinics Limited”
SEC	the U.S. Securities and Exchange Commission
SEDAR+	Means the System for Electronic Document Analysis and Retrieval+
Senior Secured Notes - 2026	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2021 — Capital Structure — Senior Secured Notes - 2026”
Sentia	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Litigation — Sentia Wellness”
Series A-2 Holders	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Connecticut Arbitration”
Shareholders	the shareholders of Curaleaf Holdings, Inc
Shareholders’ Agreement	has the meaning ascribed thereto under “Corporate Structure — TSX Listing and U.S. Reorganization”
SOX	the Sarbanes-Oxley Act of 2002
Special Committee	has the meaning ascribed thereto under “Interest of Management and Others in Material Transactions”

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Staff Notice 51-352	the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Marijuana-Related Activities
state	a state of the U.S., as the context requires
Subscription Agreement	has the meaning ascribed thereto under “Corporation Structure – TSX Listing and U.S. Reorganization”
subsidiary	with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary
SVS	the subordinate voting shares in the capital of the Company
THC	Tetrahydrocannabinol
TTB	the Alcohol and Tobacco Tax and Trade Bureau
Tryke	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Tryke Companies”
TSX	the Toronto Stock Exchange
TSX Listing	has the meaning ascribed thereto under “Corporate Structure — Incorporation and Office”
TSX Requirements	has the meaning ascribed thereto under “Federally Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — Heightened Scrutiny by Regulatory Authorities”
U.K.	the United Kingdom
UK Registry	has the meaning ascribed thereto under “Business of the Company — Research and Development”
U.S.	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
U.S. Exchange Act	the U.S. Securities Exchange Act of 1934, as amended
U.S. GAAP	U.S. Generally Accepted Accounting Principles
U.S. Securities Act	the U.S. Securities Act of 1933, as amended
USPTO	the United States Patent and Trademark Office

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APPENDIX A
MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.
CURALEAF HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
1.PURPOSE
The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the “Company”).
The Committee is responsible for:
a)Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•Monitoring the quality and integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

•Reviewing the Company’s compliance with certain legal and regulatory requirements;

•Evaluating the independent auditors’ qualifications and independence;

•Overseeing management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures; and

•Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)Providing an open avenue of communication among the independent auditors, financial advisors and senior management and the Board.

c)Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the

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resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.
The Committee and each of its members shall be entitled to rely on:
a.The integrity of those persons and organizations within and outside of the Company from which it receives information;
b.The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and
c.Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.
2.COMPOSITION AND QUALIFICATIONS
The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.
Each member of the Committee shall be “independent” as contemplated by applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators and National Instrument 52-110 Audit Committees and including the listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”).
Each member of the Committee must be “financially literate” as contemplated by Canadian Corporate Governance Standards.
A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.
No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors. Prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount.

3.MEETINGS
The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.
A.Frequency
The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B.Agenda and Notice
The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.
Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

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C.Holding and Recording Meetings
Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.
D.Quorum
A majority of the members of the Committee shall constitute a quorum.
E.Executive Sessions
The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.
4.COMPENSATION
The compensation of Committee members shall be determined by the Board.
5.RESPONSIBILITIES OF THE COMMITTEE
A.System of Financial Controls
The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with generally accepted accounting principles in the U.S. (“GAAP”), and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.
The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with GAAP; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the Chief Executive Officer and Chief Financial Officer as adopted by the Board.
B.Annual Audit Review
The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:
•Review the scope of the audit, the audit plan and the audit procedures utilized.
•Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.
•Resolve any differences in financial reporting between management and the independent auditors.
•Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.
•Review reports required to be submitted by the independent auditors concerning:
•All critical accounting policies and practices used in the preparation of the Company’s financial statements.
•All alternative treatments of financial information within GAAP that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

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•Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.
•Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.
•Review and discuss:
◦Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.
◦Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.
•Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.
•Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.
C.Quarterly Reviews
Review and discuss the quarterly financial statements and the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by GAAP and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.
D.Other Financial Information
Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.
E.Oversight of Independent Auditors
The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:
•Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.
•Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.
•Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.

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•At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.
•Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.
•Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.
•Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.
•Consider whether rotation of the independent auditors is required to ensure independence.
F.Oversight of Internal Audit
In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.
In overseeing internal audit, the Committee will:
•Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.
•Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.
•Review internal audit activities, budget and staffing.
•Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.
G.Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)
•Monitor and review the Company’s Disclosure, on an annual basis.
•Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.
•On a quarterly basis, review management’s assessment of the design adequacy and effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.
•Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.
•Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.
•Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.
•Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.
•Review the Company’s compliance with applicable legal and regulatory requirements relating to ICFR.
•Review, monitor, report, and, where appropriate, provide recommendations to the Board on the Company’s DC&P.

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H.Risk Assessment and Risk Management
The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.
I.Ethical Standards
The Committee shall establish, maintain and oversee the Company’s Code of Business Conduct and Ethics (the “Code”), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).
J.Related Party Transactions
The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board. In discharging such duties, the Committee shall comply with the procedures set out in the Related Party Transactions Policy in effect from time to time.
To the extent any member of the Committee is a party to a related-party transaction, such Committee member shall recuse itself from the deliberations and approval process of such related-party transaction.
K.Submission of Complaints
The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.
L.Legal Compliance
On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.
M.Regulatory Developments
The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.
N.Other Responsibilities
The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.
6.COMMITTEE ADMINISTRATIVE MATTERS
A.Independent Advisors
The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.
B.Funding
The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an

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audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
C.Access to Records and Personnel
The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.
D.Reports to Board of Directors
The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.
E.Annual Meeting Planner
Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.
F.Education and Orientation
Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.
New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.Review of this Charter
The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.
H.Evaluation of Committee
The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

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